WILEY

Wiley in 2005


Introducing Physical Geography
HEPATOLOGY
TRUMP
Frommer's USA
With the best of the net.

JOHN WILEY & SONS, INC., 2005 Annual Report

adapting to serve customers

Throughout Wiley's remarkable history, the role of the publisher has been to acquire, package, and disseminate content, guided by financial discipline and our customers' need for value and quality. This is as true today as it has been since 1807, nearly two centuries ago, when Charles Wiley opened his shop in lower Manhattan.

Wiley continues to succeed because our long commitment to quality and fiscal responsibility is matched by our capacity to evolve in a changing environment. As we formulate new products and business models to meet the needs of the global marketplace, our role is evolving. We are making our must-have content available to our customers to use in their professional and personal lives with greater immediacy, utility, and flexibility than ever before.

Our response to the world around us reinforces what is distinctive about Wiley. As our business has continued to thrive around the world, our culture and core values remain unchanged. The "Wiley Difference" is rooted in a foundation of deeply held values, and benefits customers, colleagues, authors, shareholders, and partners.

defining the "Wiley Difference"

Our Culture...Wiley's performance-driven collaborative culture is built on a solid foundation of ethical behavior. Relationships with stakeholders are cultivated with honesty, trust, and candor so that commitment, creativity, and cooperation can grow and flourish. When we refer to Wiley as "the place to be," we are supported by facts: the majority of new colleagues come to the Company through staff referrals and a high percentage of our colleagues have been with Wiley for two decades or longer.

Our Businesses...Wiley's *unique combination of core businesses* — Professional and Trade (P/T), Scientific, Technical, and Medical (STM), and Higher Education — with operations situated around the world, enables us to develop and distribute a broad range of products and services to global markets efficiently and effectively, with shared production, technology, sales, and marketing resources.


AND ANALYSIS
SHM
The Hospitalist
Fossil Hominid
Microstructure
– see page 7
Fluorescence
Photo-Oxidation
– see page 11


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Our Brands...Wiley's extensive portfolio of premier brands is highly regarded by influential communities of interest, and we hold leading positions in targeted segments of attractive markets. We create products, services, and solutions, from print to Web-enabled, drawing on our deep reservoir of "must-have" content — content that travels well across geographic boundaries.

Our Reach...Globally integrated, Wiley's businesses sell print products and content delivered electronically through multiple channels around the world, including brick-and-mortar and online booksellers, libraries, colleges and universities, warehouse clubs, corporations, and direct marketing. Wiley's deep backlist provides a competitive edge in many channels, and accounts for substantially more than half of our online book sales. Our sales teams, though specialized to serve different markets, take advantage of Wiley's unique business mix and collaborative culture to sell products and services from across the Company, "all of Wiley, all at once."

Our Judgment...Wiley paces innovations carefully, introducing new products and business models only when there is a critical mass of consumers ready to take advantage of them. We exercise discipline when considering acquisitions, and make sure the strategic and cultural fit and price are right for us before moving ahead. Wiley has a strong track record of success with acquisitions and publishing alliances, large and small, identifying and realizing opportunities with a level of acuity and thoroughness that is well recognized in the industry.



Our Results...Wiley is distinguished by our ability to deliver strong financial results in robust and slow-growth market conditions alike. In a recent article in *Barron's* magazine, an investor described Wiley as "...a stock for all seasons, a Company that delivers whether the economy is headed up or down." Over the past decade, the Company has increased revenue and earnings at compound annual growth rates of 11% and 18%, respectively, and has generated significant cash flow that has allowed us to supplement organic growth with strategic acquisitions, steadily increase dividends, and engage in an active share repurchase program. The result: for the past decade Wiley's share price has increased at an annual rate of 19%.

growing consistently

Financial Highlights

FOR THE FISCAL YEARS ENDED APRIL 30	2005	2004	% Change
REVENUE	$ 974,048,000	$ 922,962,000	6%
OPERATING INCOME	$ 141,381,000	$ 129,379,000	9%
NET INCOME			
Adjusted [a,b]	$ 91,317,000	$ 85,821,000	6%
GAAP	$ 83,841,000	$ 88,840,000	(6%)
EARNINGS PER DILUTED SHARE			
Adjusted [a,b]	$ 1.47	$ 1.36	8%
GAAP	$ 1.35	$ 1.41	(4%)
RETURN ON EQUITY			
Adjusted [a,b]	21%	22%	—
GAAP	20%	23%	—
DIVIDENDS PER SHARE			
Class A Common	$ 0.30	$ 0.26	15%
Class B Common	$ 0.30	$ 0.26	15%

a) During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law in October 2004. The law provides a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrual on the dividend was $7.5 million, or $0.12 per diluted share. In May 2005, the U.S. Internal Revenue Service issued regulatory guidance, which provides for a tax benefit that will fully offset the $7.5 million. Accordingly, the tax expense recorded in the fourth quarter of fiscal year 2005 will have no cash impact and will be fully offset by a tax benefit that will be recognized by the Company in the first quarter of fiscal year 2006. The Company has excluded the $7.5 million, or $0.12 per diluted share, from the Adjusted results.

b) The amounts reported for fiscal year 2004 exclude a net tax benefit of $3.0 million, or $0.05 per diluted share, related to the resolution of certain state and federal tax matters and an adjustment to accrued foreign taxes.

c) In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. These amounts exclude unusual charges for costs associated with the relocation of approximately $2.5 million pretax, or $0.02 per diluted share, in fiscal year 2003, and $12.3 million pretax, or $0.12 per diluted share, in fiscal year 2002.

d) The amounts reported for fiscal year 2003 exclude a nonrecurring tax benefit of $12 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax-deductible net asset basis of certain European subsidiaries.

e) Fiscal Year 1998 excludes a gain from the sale of the U.S. law publishing program of $21.3 million, or $12.2 million after tax equal to $0.19 per diluted share.

Note: Management believes the non-GAAP financial measures presented provide a more meaningful comparison of the Company's year-over-year results. These measures improve investors' ability to understand the Company's performance and future expectations. Please also refer to the Management's Discussion and Analysis in the Company's filings on form 10K to the SEC.

GAAP = U.S. Generally Accepted Accounting Principles CAGR = Compound Annual Growth Rate

2005 Revenue ($974 million)

BY CORE BUSINESS


20% Higher Education
42% Professional/ Trade
38% Scientific, Technical & Medical

BY LOCATION OF CUSTOMER


4% Australia & New Zealand
9% Asia
2% Other
22% Europe
59% United States
4% Canada

Revenue

($ Millions)


1000
800
600
400
200
0
$974
11% CAGR
95 96 97 98 99 00 01 02 03 04 05

Earnings per Diluted Share

(Adjusted)


1.5
1.2
0.9
0.6
0.3
0.0
$1.47
18% CAGR
95 96 97 98e 99 00 01 02c 03cd 04b 05a

Operating Income

($ Millions)


150
120
90
60
30
0
$141
18% CAGR
95 96 97 98e 99 00 01 02c 03c 04 05

Stock Price

(NYSE: JWA; 4/30 closing prices)


40
35
30
25
20
15
10
5
$38.75
19% CAGR
95 96 97 98 99 00 01 02 03 04 05

to our shareholders



WILLIAM J. PESCE *President and Chief Executive Officer* | PETER BOOTH WILEY *Chairman of the Board*

ONCE AGAIN, WILEY HAS DELIVERED RECORD FINANCIAL RESULTS despite challenging market conditions. We increased revenue for the year by 6% over the prior year to $974 million, or 4% excluding foreign currency effects. Earnings per diluted share rose 8% to $1.47 and net income increased 6% to $91.3 million, excluding a tax adjustment related to the repatriation of foreign dividends.

Free cash flow of $152 million increased 23% over last year's record excluding acquisitions. Our consistently strong cash position has allowed us to supplement organic growth with strategic acquisitions, steadily increase dividends, and engage in an active stock share repurchase program. During fiscal year 2005, the Company acquired publishing assets in several transactions aggregating to $23 million; raised our dividend by 15% and paid $18 million in cash dividends to shareholders; and purchased 2.9 million shares of Class A common stock at an average price of $32.94 per share.

Operating income of $141.4 million increased 9% over prior year, reflecting improved inventory management and product mix. Operating and administrative expenses for the year increased only 5%, or 3% excluding foreign exchange effects. Auditing and compliance costs associated with Sarbanes-Oxley added approximately 1% to the year-on-year increase in expenses.

The Company elected to repatriate approximately $94 million of foreign dividends during the fourth quarter under the American Jobs Creation Act of 2004, which provides for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax on the dividend was approximately $7.5 million or $0.12 per diluted share and will have no cash impact due to an offsetting tax credit that will be recognized in the first quarter of fiscal year 2006. In the third quarter of fiscal year 2004 the Company reported a net tax benefit of $3 million, or $0.05 per diluted share.


DYSFUNCTIONS
of a TEAM
PATRICK LENCIONI
THE TRAVELS OF A T-SHIRT IN THE GLOBAL ECONOMY
THE TRAVELS OF A T-SHIRT IN THE GLOBAL ECONOMY

CORE BUSINESS HIGHLIGHTS

The strong performance of Wiley's global Scientific, Technical, and Medical business (STM), as well as improved Professional/Trade results, particularly in Europe and Asia, combined with careful management of expenses and investments, fueled growth in fiscal year 2005. The Company's record results were achieved despite a 1% decrease in revenue from prior year by our Higher Education business, reflecting industry-wide conditions.

Professional/Trade possesses an impressive collection of brands and franchises — including *For Dummies®*, *Frommer's*, *Betty Crocker*, *Pillsbury*, *CliffsNotes*, *J.K. Lasser*, Jossey-Bass, Wrox, *Webster's New World*, and *Architectural Graphic Standards* — that position us competitively around the world. Our focus on publishing in select professional and consumer categories strengthens our competitive advantage.

Revenue of Wiley's U.S. P/T business increased 3% to $350.3 million in fiscal year 2005 as a result of organic growth in key publishing categories, particularly *For Dummies* books, the professional culinary program, and *Webster's New World Dictionary*. High-end technology titles showed improvement for the year while consumer technology publishing remained sluggish. Revenue generated through brand licensing, the sale of rights, and online advertising was up 22% for the year. Improved sales returns contributed to the favorable results. P/T's direct contribution to profit was up 9% for the year, compared to fiscal year 2004, reflecting gross margin improvement, lower inventory and advance provisions, and prudent expense management.

Young and Simon/*iCon: Steve Jobs, The Greatest Second Act in the History of Business* received extensive coverage around the world, generating strong sales interest. Two titles were published with television series tie-ins: Bittman/*How to Cook Everything* and Ramsay/*In the Heat of the Kitchen*. Rivoli/*Travels of a T-Shirt* was the subject of a three-part series on National Public Radio, which drew positive coverage in *The Wall Street Journal*, *Time Magazine*, and the *San Francisco Chronicle*.

Eleven Wiley titles were included on bestseller lists in major publications this year, including the market-leading *J.K. Lasser's Your Income Tax;* Lencioni/*Five Dysfunctions of a Team;* and Tyson/*Investing For Dummies*.

P/T took advantage of the considerable potential of our industry-leading brands throughout the year. As a result, Frommers.com, Dummies.com, and CliffsNotes.com all experienced growth in site traffic, subscriber counts, and sales. P/T's customization business expanded rapidly. Of special note are customized *For Dummies* publications, which are in great demand by corporations and organizations around the world that want to leverage the power of this well-known brand.

Wiley forms co-branding alliances with companies and organizations with complementary competencies and/or new author or customer relationships. A few examples include agreements with TTE Corporation, the manufacturer of RCA digital television products, to publish *HDTV For Dummies,* launch a "Digital TV Center" Web site featuring technical articles and related information, and create a customized reference and setup guide that will be packaged with selected RCA products; with MTV to publish a *MTV-Frommer's* co-branded series of travel guides for students; with the Securities Institute in the U.K. to publish a series of introductory finance books; and with Axia College, a University of Phoenix affiliate, to provide online course plans, curricula, and learning materials in hospitality management.

During the fourth quarter, Wiley completed the acquisition of Whurr Publishers Limited, a London-based publisher of books and journals for the nursing, speech and language therapy and audiology, psychology, and special education markets. Soon after the end of the fiscal year, the Company acquired California-based Sybex, Inc., a global publisher of computer books and software for the information technology professional.

Scientific, Technical, and Medical is primarily an online business through *Wiley InterScience,* a profitable global enterprise through which customers access the great majority of our STM content. Our journals, major reference works, *Current Protocols,* books, and databases are also available in print.

Wiley's U.S. STM revenue increased 7% to $190.5 million in fiscal year 2005 over the previous year. The STM results reflect an outstanding finish to an excellent year. Electronic journals, especially new society publications, and revenue from non-subscription sources, such as STM reference books, journal backfiles, and advertising sales, all contributed to year-on-year growth. STM's direct contribution to profit was up 3% over the prior fiscal year, reflecting the combined effects of increased revenue and favorable product mix, partially offset by costs associated with new society journals. Globally, the STM business recorded strong growth, up approximately 9% over fiscal year 2004.

STM enjoyed healthy renewals of Enhanced Access Licenses for *Wiley InterScience.* Sales of the Cochrane Collection were very strong throughout the year, exceeding expectations. The global STM book program recorded its sixth straight quarter of robust growth, especially in Europe and Asia, resulting in a gain of nearly 12% in fiscal year 2005 over the previous year. It was also a strong year for the electronic major reference work program.

During fiscal year 2005, the Company's STM business continued its transformation to digital access


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through *Wiley InterScience.* Wiley believes that the research community and society at large are best served by the widest possible dissemination of scientific, technical, and medical information and continues to make significant investments in *Wiley InterScience* to add content and functionality and facilitate greater accessibility and discoverability.

Wiley continued to develop its journal and book programs by adding more content to *Wiley InterScience* to meet customers' information needs. Three newly digitized journal backfile collections were added to the service, and an ambitious program was announced to digitize back issues of all journal holdings.

More and more customers found their way to *Wiley InterScience* through Google™ and by taking advantage of alternative pricing programs such as Pay-Per-View and the new, customer-driven pricing model for *Wiley InterScience OnlineBooks*™. Reference linking improvements, new marketing initiatives like Google *AdWords*, *ISI*® alerts, and *Wiley InterScience* feature boxes, and the addition of content including new society journals and backfile collections also drove traffic. As a result, usage during the fourth quarter increased 23% over the third quarter and 56% over the previous year's fourth quarter.

The high quality of Wiley's content continued to be a strong draw to *Wiley InterScience.* An article from Wiley's journal *Chirality* was cited by the *Chemical Abstracts Service*® as the most requested article in 2004 from all of their products and services, which include *SciFinder* and *SciFinder Scholar*. Additionally, the January/February 2005 issue of *ISI Science Watch*®, a subscription newsletter that uses *ISI*'s citation data to provide rankings, listed five Wiley journals among the "Hottest Journals of the Millenium So Far."

Wiley signed an agreement during the fourth quarter with the British Library for delivery of Wiley content through their document delivery service. Earlier in the year, the Company extended its publishing partnerships with the Society of Chemical Industry and the Cochrane Collaboration. Closer collaboration with the American Health Care Journalists Society and the Centre for the Advancement of Health has generated media exposure for the Cochrane databases. Cooperative marketing initiatives with a number of scholarly societies have been also been formed to promote other Wiley publications.

The Company formed publishing partnerships with prominent national, regional, and international societies, such as the American Institute of Chemical Engineers, the Shanghai Institute of Organic Chemistry (a part of the Chinese Academy of Sciences), the Orthopaedic Research Society, the American Society of Cytopathology, and the Society of Hospital Medicine.

Acquisitions completed during the year include the reference portfolio of the Nature Publishing Group; the book list of Professional Engineering Publishing; and the publishing arm of the Institute of Mechanical Engineers.


CHIRALITY
ARTICLE THROUGH CAS IN 2004
Volume 17 • Number 4
2005
Articles published online in Wiley InterScience, 11 April 2005 through 13 April 2005


FORTUNE
100 BEST
COMPANIES
TO WORK FOR
2005
WILEY
Publishers Since 1807

The Place to Be

Wiley was the only publisher named to FORTUNE magazine's "100 Best Companies to Work For" list for 2005. Our inclusion on the FORTUNE list, with its recognition of the particular strengths of our culture, supports our characterization of Wiley as "the place to be."

FORTUNE randomly surveyed 350 Wiley colleagues to evaluate the Company's culture and practices. Our results surpassed the benchmark significantly in the areas of management integrity, balance of work and personal life, time flexibility, and fairness with which colleagues are treated. The magazine's "quick take" write-up cited us for our responsiveness to the needs of our colleagues during the 2002 relocation of company headquarters to Hoboken, New Jersey. As a result, the relocation has been hugely successful – executed flawlessly and significantly improving the quality of our work life.

Wiley has also been cited by a number of other organizations and publications for our workplace practices. In 2003, *Working Mother* magazine listed Wiley as one of the "100 Best Companies for Working Mothers" and the New Jersey Business & Industry Association bestowed upon Wiley its Enterprise Award for our contribution to the state's economic growth. In 2004, Wiley was named to the U.S. Environmental Protection Agency's "Best Workplaces for Commuters" list.

In a recent article in *Barron's* magazine, an investor described Wiley as "...a stock for all seasons, a Company that delivers whether the economy is headed up or down."

Higher Education is a leader in courses in the sciences, engineering, computer science, mathematics and statistics, business and accounting, geography, hospitality, and the culinary arts, with a growing presence in modern languages, psychology, and education. Publishing for the Higher Education market is becoming an increasingly online business as instructors and students are making greater use of the Web to teach and to learn.

Wiley's U.S. Higher Education business closed out a challenging fiscal year 2005 with revenue of $150.9 million, down 1% from the previous year. Higher Education's direct contribution to profit for the year was down 8% from the previous year, reflecting the top-line results, investments in new products, services, and business models and inventory write-offs.

Wiley Higher Education is committed to delivering high-quality learning materials and services, while addressing concerns among students about price and value. The prime example is *eGrade Plus*, which has been well received in the United States and abroad. More and more students and professors are using its customizable multi-format content that is organized around teaching and learning activities such as studying, self-testing, assessment, and course management. A new version of *eGrade Plus*, with increased functionality and enhanced branding, is set to launch in time for the next academic year.

During the fourth quarter, Higher Education began to roll out a strong frontlist for the coming academic year, with a number of promising first editions as well as revisions of widely used titles. In addition, the number of low-cost textbooks being offered continued to increase. Outside the United States, more local adaptations of U.S. textbooks are being published, primarily for markets in Asia and the Middle East.

An important multi-year publishing agreement was signed with the National Geographic Society (NGS), one of the world's foremost research and educational societies. Wiley will create textbooks and digital learning tools that will incorporate maps, photographs, graphics, illustrations, and videos from the NGS's vast library. Earlier in the year, Wiley renewed and expanded its agreement with Rand McNally & Co. to be the exclusive distributor to the higher education community of their *Goode's World Atlas*. Other alliances were formed during the year with GlobalSpec, OuterNet Publishing, Tata, and Just Ask!.

VISION, STRATEGY, AND EXECUTION

Wiley has been delivering solid results in both robust and slow-growth markets, year after year, for more than a decade. Wiley's revenue and earnings have increased over the past decade at compound annual growth rates of 11% and 18%, respectively. For the same period, Wiley's share price increased at a compound annual growth rate of nearly 19%, the best in the industry, as reported in *The Wall Street Journal.*

Wiley is highly regarded in the industry in the United States and abroad, well respected by authors, partners, intermediaries, customers, competitors, and colleagues. We were recognized by FORTUNE magazine this year as one of the best companies to work for — one of several such honors Wiley received this year.

Wiley is succeeding because we have found an effective blend of vision, strategy, and execution. Our results reflect the combined effects of Wiley's unique mix of core businesses, the resiliency of our highly regarded brands and must-have content, the power of our performance-driven, collaborative culture, our long commitment to quality and fiscal responsibility, and our ability to adapt and change while executing our strategies to serve customers better.

LOOKING AHEAD

As we continue to meet the needs of the global marketplace, our role as a content provider is evolving. Over the past five years, we have introduced more new business models than we had in the previous 193 years, in part because we are no longer limited by the physicality of a book or a journal. Our investments in technology are enabling us to make our must-have content available to our customers to use in their professional and personal lives with greater immediacy, utility, and flexibility than ever before.

To continue our record of accomplishment, we are refining our strategies to adapt to the changing environment. Strategies are included in the "envisioning our future" and "core business" sections later in this Annual Report.

In 2007, Wiley will celebrate its 200th anniversary, an extraordinary achievement in and of itself. Our Company has not only endured, it has thrived. As we approach this remarkable milestone, we are finding ways to continue Wiley's successful journey. We are building a future that is not bound by organizational and geographic boundaries or print on paper. We are in the process of providing even more access to more content by more people than ever before. Our vision for Wiley is enabled by technology and fueled by the commitment, creativity, and integrity of our colleagues.



William J. Pesce
President and Chief Executive Officer



Peter Booth Wiley
Chairman of the Board

envisioning our future

John Wiley & Sons, Inc., aspires to be a valued and respected provider of products and services that make important contributions to advances in knowledge and understanding, a role that is essential to progress in a healthy and prosperous society. While fulfilling this role, we strive to build lasting, collaborative relationships with all of our stakeholders. We are dedicated to sustaining Wiley's performance-driven culture, which requires our unwavering commitment to the highest standard of ethical behavior and integrity in everything we do.

MISSION

Wiley provides must-have content and services to professionals, scientists, educators, students, lifelong learners, and consumers worldwide. Wiley is dedicated to serving our customers' needs, while generating attractive intellectual and financial rewards for all of our stakeholders – authors, colleagues, partners, and stockholders.

VALUES

Founded in 1807, during the presidency of Thomas Jefferson, Wiley has evolved into one of the world's most respected publishing companies. We strongly believe in the enduring value of collaborative relationships, built on a solid foundation of trust and integrity. We strive to be the very best at all that we do, which strengthens our competitive position and results in consistently strong performance.

Wiley's strength is based on the efforts and accomplishments of a diverse group of people who are distinguished by their integrity, creativity, talent, initiative, and dedication.

* We are responsible to our customers, who rely on the quality of our products and services to meet their needs. Service must be prompt and efficient and prices should be reasonable.
* We are responsible to our authors and partners, who collaborate with us to create high-quality products and services, and who deserve appropriate recognition and compensation for their efforts.
* We are responsible to our colleagues, whom we respect as human beings first, professionals second. We must provide a reasonable sense of security, pleasant and safe working conditions, fair compensation and benefit programs, and opportunities for professional growth.
* We are responsible to our shareholders, who should realize a fair return on their investments. Investors can rely on a highly capable leadership team and an independent Board of Directors distinguished by their commitment to effective governance, ethical behavior, and integrity in all that we do.
* We are responsible to the communities in which we work. These communities should benefit from our good citizenship, including our support of educational and cultural organizations.

GOALS AND STRATEGIES

Wiley has achieved superior results and continues to grow by focusing on three overarching goals:

* Building long-term relationships with our customers
* Increasing profitability, cash flow, and return on investment
* Enhancing Wiley's position as "the place to be" for all of our stakeholders.

We are realizing these goals through the following strategies:

* *Exploiting our global positions and brands* by collaborating across organizational and geographic boundaries and constantly striving to improve the quality of our products and services around the world
* *Capitalizing on the connections among our core businesses* – Professional/Trade; Scientific, Technical, and Medical; and Higher Education – to better serve customers and drive growth
* *Pursuing partnerships and alliances* with highly regarded organizations to add content, services, and capabilities to our portfolio
* *Building on our successful track record with acquisitions* by consummating transactions that are strategic and financially responsible, and executing our integration plans effectively by adhering to a best practices approach
* *Leveraging our investments in technology* to create value for our customers, facilitate communication with our stakeholders, and increase productivity throughout the Company.

Publishing in China


CJOCEV 23 (4) 353-458 (2005) · ISSN 1001-604X · CN 31-1
CHINESE JOURNAL OF
CHEMISTRY
中国化学
WILEY-VCH

Wiley has been active in China since 1979, and established a sales office in Beijing in 2000 and a sales presence in Shanghai in 2003. Over the past decade, our business in China has evolved steadily from a sales, marketing, and distribution business into a business of content adaptation and, increasingly, indigenous publishing. Wiley has developed strong relationships with local Chinese publishers through which we make our content available to readers in the Chinese language, and we are now establishing an editorial presence in China to take advantage of current and forthcoming opportunities.

To date we have licensed about 2,000 titles to Chinese publishers, including Publishing House of Electronics Industry, Chemical Industry Press, Higher Education Press, Tsinghua University Press, China Renmin University Press, China Machine Press, Postal Telecommunication Press, and several others. The program has grown rapidly and generates significant backlist sales, particularly of P/T titles. Through our 2003 agreement with China Machine Press, we have licensed 43 *For Dummies* titles, all strongly branded but adapted for Chinese culture. The success of the venture has confirmed our ability to transfer key brands into China, and an indigenous Chinese *For Dummies* series is now in the planning stage. Discussion is also underway of employing Wiley Higher Education's *eGrade Plus*, our Web-based system offering an integrated suite of teaching and learning resources, as a platform for STM content in conjunction with *Wiley InterScience*.

China is now the largest Asian market for Wiley STM journals and is emerging as a vital source of STM content for a global audience, with a significant percentage of the articles published in some of our international journals originating there. In late 2004, Wiley-VCH formed an agreement with the Shanghai Institute of Organic Chemistry, a part of the Chinese Academy of Sciences, to publish the *Chinese Journal of Chemistry*, the Institute's flagship journal. The journal is available online through *Wiley InterScience*.


Angewandte Chemie






CALCULUS


SPECTROSCOPY
asia


the Unofficial Guide to Maui




WEBSTER'S NEW WORLD
COLLEGE DICTIONARY



PRODUCTS_ Books, journals, and information services in all media. Subject areas include business, technology, architecture, professional culinary, psychology, education, travel, health, religion, consumer reference, pets, and general interest.

CUSTOMERS_ Professionals, consumers, and students worldwide.

DISTRIBUTION_ Multiple channels globally, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites.

BRANDS/FRANCHISES_ *For Dummies,* Jossey-Bass, *Frommer's, Betty Crocker, Pillsbury, CliffsNotes, Webster's New World, Visual, Howell Book House, J.K. Lasser, Unofficial Guide,* Pfeiffer, Wrox, *Architectural Graphic Standards,* Capstone, Wrightbooks, Audel, Sybex, Whurr.

STRATEGIES

* Enhance core publishing categories through organic growth and acquisition.
* Maintain and expand strategic alliances and franchise products.
* Develop and grow industry-leading brands.
* Manage key accounts globally to increase sales.
* Leverage the Internet for sales and marketing gains.
* Expand electronic publishing activities, prioritizing key franchises, alliances, and brands.
* Accelerate growth through cross-business collaboration.

For Dummies — the Extension of a Key Brand

DOS For Dummies launched the brand in November 1991, winning readers over with a blend of clarity, accessibility, and compassionate humor that effectively allayed the anxiety and frustration that encounters with technology can bring. The approach has proven remarkably adaptable to the full spectrum of consumer topics, a wide range of formats, and, increasingly, cultures around the globe.

The expansion of the *For Dummies* program began in technology, its original subject area, with the *Quick Reference* pocket-sized guides and the *All-in-One* desk references. For other subjects, product lines are evolving in numerous ways to meet market needs. The recently re-launched *For Dummies* travel guides are streamlined for portability and contain a supply of Post-it® Flags. *For Dummies* foreign languages books have been joined by *For Dummies* phrase books. A new biography series includes such titles as *Einstein For Dummies* and *Da Vinci For Dummies,* keyed to the centennial of the theory of relativity and the popular novel. At checkout lines in supermarkets, drug stores, and mass merchandisers across the U.S., a series of *For Dummies* micro-magazines on subjects like kitchen remodeling, quitting smoking, and memory improvement are now on sale.

We also have a booming *For Dummies* custom publishing business, serving the information needs of clients such as The United States Postal Service, Hamilton Beach, Texas Instruments, and General Electric. In the U.K., Intel has sponsored the distribution of one million copies of *Wi-Fi For Dummies,* a 32-page promotional handout on home wireless networking.

On a global scale, indigenous *For Dummies* publishing is flourishing. *L'Histoire de France Pour Les Nuls,* the French-language title on French history, has sold more than 160,000 copies, the best-selling *For Dummies* book originating in a foreign language to date. Wiley has also acquired the publishing rights to the existing German *For Dummies* titles from our former publishing partner.


Wi-Fi
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Promoting Partnership

Wiley drives growth through alliances with a broad range of corporations and organizations that bring us complementary competencies and new author and customer relationships. Two recent ventures — one with Citibank in Asia, the other with Coach U in the U.S. — exemplify this strength.

With prosperity spreading throughout Asia, our Wiley Asia team saw an opportunity to partner with Citibank to create a quality finance book for Asian investors. *The Citibank Guide to Building Your Personal Wealth: Essential Information for the Asia Pacific Investor* is the result, with Wiley having provided the author and publishing expertise and Citibank their brand and investment know-how.

The book launched in November 2004 with a highly successful collaborative marketing effort; Citibank promoted it in its credit card statements, through links on its Web sites to Amazon.com, and in live presentations in the Philippines and Hong Kong. Total sales have far surpassed both Wiley and Citibank expectations, and the next step in the partnership will be developing a series of country-specific titles.


COACH U'S ESSENTIAL COACHING TOOLS
YOUR COMPLETE PRACTICE RESOURCE
COACH U
COAC
ESSEN
COAC
TOOL
YOUR COMPLETE
Coac
THE CITIBANK GUIDE TO
BUILDING
Personal
WEALTH
ESSENTIAL INFORMATION FOR
THE ASIA PACIFIC INVESTOR

Over the past decade, coaching, once reserved for executives and athletes, has grown into a significant industry in the U.S., with psychologists and training professionals offering it as an effective means to positive change in nearly every area of their clients' lives.

Wiley has partnered with Coach U, the leading global provider of online coach certificate training programs, to create the first three Coach U textbooks: *Coach U's Essential Coaching Tools: Your Complete Practice Resource, The Coach U Personal and Corporate Coach Training Handbook,* and *The Coach U Personal Development Workbook and Guide*. Coach U content, formerly available only to Coach U students by download or in ring binders, is now presented with the full production values of a Wiley Higher Education text, and offered also to the broader public through Amazon.com and wiley.com.

Online Books, As the Customer Likes Them

Since its commercial launch in 1999, *Wiley InterScience* has become a premier source for online research material across the range of scientific, technical, medical, and professional fields, offering journals, online books, major reference works, databases, *Cochrane Systematic Reviews,* and *Current Protocols* laboratory manuals.

This year, we re-launched our *Wiley InterScience OnlineBooks*™ sales model to address the collection development and budgetary needs of our library customers. We now offer two new options that provide maximum flexibility and value. The "One Time Fee Option" enables customers to build customized collections on a title-by-title basis, with permanent access, selecting from the nearly 1,200 online book titles available through *Wiley InterScience*. The "Flexi-Subscription Option," a "lease to buy" option with reduced up-front costs, provides one year's access to any custom-selected group of titles, and ongoing access to any title subscribed to for three consecutive years.


InterScience
OnlineBooks - A New Model


105/2
CYTOPATHOLOGY




Evidence-Based Medicine Guidelines


AIChE JOURNAL


Encyclopedia of
Life Sciences


PART OF THE NEW ANATOMIST




ELECTROPHORESIS
10'05
In Memoriam of





PRODUCTS_ Journals, encyclopedias, and books, in online and print, and related database services in the physical and life sciences, chemistry, medicine, statistics and mathematics, electrical and electronics engineering, and telecommunications, in all media.

CUSTOMERS_ Academic, corporate, government, and public libraries; researchers; clinicians; engineers and technologists; students; and professors worldwide.

DISTRIBUTION_ Multiple channels including libraries, library consortia, subscription agents, bookstores, online booksellers, and direct sales to customers.

BRANDS/FRANCHISES_ Wiley, *Wiley InterScience,* Wiley-VCH, Wiley-Liss.

STRATEGIES

* Continue to partner with medical, scholarly and professional associations.
* Enhance Wiley's content with additional tools and services to improve researchers' and professionals' productivity.
* Make Wiley's content and services more accessible online via *Wiley InterScience.*
* Establish collaborations with online enterprises that add value to *Wiley InterScience.*
* Grow Wiley's business in Asia, adding new customers, authors, and publishing programs.

Leading the Way on the Web

Wiley is taking the lead in industry initiatives and tapping new resources to ensure that our customers find the Wiley content they need quickly and easily.

To improve the research pathway through seamless and efficient content discovery, Wiley has embarked on an ambitious program to digitize all of its legacy journal holdings, dating back to the 1800s. This initiative is slated for completion in 2007, in conjunction with the Company's 200th anniversary. The completed backfile collection will comprise over 7.5 million pages — one of the largest archives of its kind issued by a single publisher.

Wiley is collaborating with other STM publishers and the American Cancer Society, the American Diabetes Association, and the American Heart Association to launch the pilot of *patient*INFORM, a new resource that allows health organizations to provide patients and others with the latest medical research, supplemented with comprehensive information to help them interpret these fast-moving developments. The Company is also one of the driving forces behind *CrossRef Search,* an initiative developed by *CrossRef,* the collaborative reference-linking service of which Wiley was a co-founder. *CrossRef Search* enables filtered Google searches that include only the scholarly research content of the participating publishers.

Our customers can now preview our products online through our participation in online search services such as Amazon.com's *Search Inside the Book* and *Google Print. Search Inside the Book* delivers a selected portion of a book that can be viewed in PDF format, with accompanying links that enable purchase through Amazon.com; sales of the Wiley titles in this program are up by an average of 11% in the past fiscal year. *Google Print* is a similar feature accessed as a search result. Copy-and-paste and print functions are proscribed by both services, ensuring that copyright is honored. We continue to explore such collaborations with emerging enterprises in the online arena.

HIGHER EDUCATION

PRODUCTS_ Educational materials in all media for two- and four-year colleges and universities, for-profit career colleges, and advanced placement classes.

CUSTOMERS_ Undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide.

DISTRIBUTION_ Multiple channels including college bookstores, online booksellers, and direct sales to customers.

BRANDS/FRANCHISES_ Wiley, Wiley/Jossey-Bass, *eGrade Plus, Business Extra Select,* Jacaranda.

STRATEGIES

* Grow leadership position in key content areas, and grow market share in other areas.
* Introduce new products, services, tools, and business models that address price and value concerns and influence Wiley brand customer loyalty.
* Expand the power and range of *eGrade Plus.*
* Offer our products in a variety of formats, both print and electronic, to appeal to different customers.
* Partner with students and faculty to test ways in which new product models and tools contribute to their success.
* Further expand our custom publishing business.
* Increase sales of Higher Education products into non-traditional college channels, including career colleges, advanced placement classes, and continuing education.


MARKETING
RESEARCH
LAB
How to
Market
Aaker
Kumar
Day
WILEY

Solutions for a Growing Market

Because they serve the needs of the rapidly expanding number of adult learners, for-profit universities are the fastest growing segment of higher education. In 2003, Wiley created the Business Solutions Group (BSG) to address the needs of this sector by delivering tailored academic curricula and materials and providing market-leading consulting services to help our partners conduct and grow their businesses.

The University of Phoenix, a proprietary school owned and operated by the Apollo Group, is a key Wiley Higher Education account. Following the University's decision to incorporate every adopted textbook into its digital eLibrary, a Wiley BSG team worked collaboratively with the University to reach its goal, coaching them in their transition from PDF- to XML- based products and effecting the conversion of over 150 Wiley titles. As a result, revenue from the account has more than doubled over a three-year period.



MARKETING
RESEARCH
ESSENTIALS
eGrade Plus
STATICS



innovation

Titles That Travel

It is a Wiley axiom that our content travels, and some of the best examples can be found in the adaptations of Higher Education textbooks that are created to respond to local needs worldwide. A few examples: the Canadian version of Davison/*Abnormal Psychology* has been completely redesigned to accommodate not only clinical requirements as prescribed by the Canadian health care system, but also differences in psychology-related health care concerns. In Taiwan, Weygandt/*Accounting Principles* has been adapted to include a local language glossary, and elsewhere in Asia, texts have been released in briefer versions to meet the needs of shorter courses. In fiscal year 2005, Wiley Australia published an adaptation of Aaker/*Marketing Research*, 7e, modified to include examples, feature boxes, and case studies specifically written for students in that region. For *Physik*, the German translation of the market-leading Halliday/Resnick/*Fundamentals of Physics*, many of the examples in its problems were recast from their culturally and geographically U.S.-specific originals. The effort has paid off; *Physik* rapidly took over the number one position in its market, displacing two well-entrenched competitors.



FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: April 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from to
Commission file number 1-11507

JOHN WILEY & SONS, INC.

(Exact name of Registrant as specified in its charter)

NEW YORK	13-5593032
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
111 River Street, Hoboken, NJ	07030
Address of principal executive offices	Zip Code

(201) 748-6000

Registrant's telephone number including area code

Securities registered pursuant to Section 12(b) of the Act: Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $1.00 per share	New York Stock Exchange
Class B Common Stock, par value $1.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K _____

The number of shares outstanding of the Registrant's Class A and Class B Common Stock, par value $1.00 per share as of May 31, 2005, was 48,358,022, and 10,722,663 respectively, and the aggregate market value of such shares of Common Stock held by non-affiliates of the Registrant as of such date was $1,511,879,843 based upon the closing market price of the Class A and Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive proxy statement to be filed with the Commission on or about August 5, 2005, for the Annual Meeting of Shareholders to be held on September 15, 2005 (the "2005 Proxy Statement"), is, to the extent noted below, incorporated by reference in Part III.

JOHN WILEY AND SONS, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED APRIL 30, 2005
INDEX

PART I

Item 1. Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise.)

The Company is a global publisher of print and electronic products, providing must-have content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Further description of the Company's business is incorporated herein by reference in the Management's Discussion and Analysis section of this 10-K.

Employees

As of April 30, 2005, the Company employed approximately 3,400 persons on a full-time basis worldwide.

Financial Information About Industry Segments

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Financial Information About Foreign and Domestic Operations and Export Sales

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Item 2. Properties

The Company occupies office, warehouse, and distribution facilities in various parts of the world, as listed below (excluding those locations with less than 10,000 square feet of floor area, none of which is considered material property). All of the buildings and the equipment owned or leased are believed to be in good condition and are generally fully utilized.

Location	Purpose	Approx. Sq. Ft.	Lease Expiration
Leased			
Australia	Office	65,000	2020
	Warehouse	68,000	2009
Canada	Office and Warehouse	87,000	2011
	Office	20,000	2008
England	Office	27,000	2012
	Warehouse	126,000	2012
United States:			
New Jersey	Corporate Headquarters Offices	383,000	2017
New York	Editorial and Administrative Offices	4,100	2010
New Jersey	Distribution Center and Office	188,000	2007
New Jersey	Warehouses	303,000	2006
Indiana	Editorial and Administrative Offices	120,000	2009
California	Office	38,000	2012
Singapore	Office and Warehouse	68,000	2005
Owned			
Germany	Office	57,000	
England	Office	50,000	

Item 3. Legal Proceedings

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to the Company's security holders during the last quarter of the fiscal year ended April 30, 2005.

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Quarterly Share Prices, Dividends, and Related Stockholder Matters listed in the index on page 6 are incorporated herein by reference.

Item 6. Selected Financial Data

The Selected Financial Data listed in the index on page 6 is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 6 is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information appearing under the caption "Market Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 6 is incorporated herein by reference.

Item 8. Financial Statements and Supplemental Data

The Financial Statements and Supplemental Data listed in the index on page 6 is incorporated herein by reference.

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The following financial statements and information appearing on the pages indicated are filed as part of this report:

Other schedules are omitted because of absence of conditions under which they apply or because the information required is included in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Business, Financial Condition and Results of Operations

The Company is a global publisher of print and electronic products, providing must-have content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Professional/Trade

The Company's Professional/Trade business acquires, develops and publishes books and subscription products in all media, in the subject areas of business, technology, architecture, hospitality and culinary, psychology, education, travel, consumer reference, and general interest. Products are developed for worldwide distribution through multiple channels, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites. Global Professional/Trade publishing accounted for approximately 42% of total Company revenue in fiscal year 2005.

Key revenue growth strategies of the Professional/Trade business include adding value to its must-have content, developing its leading brands and franchises, and executing strategic acquisitions. Revenue for the Company's worldwide Professional/Trade business grew at a compound annual rate of approximately 16% over the past five years.

Publishing alliances and franchise products are central to the Company's strategy. The Company's ability to bring together Wiley's product development, sales, marketing, distribution and technological capabilities with a partner's content and brand name recognition has been a driving factor in its success. Professional/Trade alliance partners include General Mills, MTV, American Media Inc., the Culinary Institute of America, the American Medical Association, the American Institute of Architects, Mergent, Inc., the National Restaurant Association Educational Foundation, the Leader to Leader Institute (formerly The Peter F. Drucker Foundation) and Morningstar, among many others.

The Company's Professional/Trade customers are professionals, consumers, and students worldwide. Highly respected brands and extensive backlists are especially well suited for online bookstores such as Amazon.com. With their unlimited "virtual" shelf space, online retailers merchandise the Company's products for longer periods of time than brick-and-mortar bookstores.

There is an active and growing Professional/Trade custom publishing program, particularly through the *For Dummies* brand, in which books are created that tap the brand's highly successful format and approach to meet the specific information needs of a wide range of companies and organizations.

Strategic Acquisitions: The Company's business plan includes growth through organic growth as well as acquisitions. Key strategic Professional/Trade acquisitions over the past five years include: (i) In fiscal year 2003, a list of approximately 250 titles from Prentice Hall Direct, a unit of Pearson Education. These titles include a collection of practical, "hands-on" teaching resources, which complement the Company's renowned Jossey-Bass education series and its market-leading Janice Van Cleave series. (ii) In fiscal year 2002, the Company acquired Hungry Minds Inc., a leading publisher with an outstanding collection of respected brands, with such product lines as the *For Dummies* series, the *Frommer's* and *Unofficial Guide* travel series, the *Bible* and *Visual* technology series, the *CliffsNotes* study guides, *Webster's New World* dictionaries, and *Betty Crocker* and *Weight Watchers* cookbooks. (iii) In fiscal year 2002 the Company acquired Frank J. Fabozzi Publishing and Australian publisher, Wrightbooks Pty Ltd., both publishers of high quality finance books for the professional market. (iv) In fiscal year 2000, the Company acquired J.K. Lasser Tax, a publisher of tax and other financial help guides and Jossey-Bass, a publisher of titles on business, psychology, religion, education, and health management.

Scientific, Technical, and Medical (STM)

The Company is a leading publisher for the scientific, technical, and medical communities worldwide including, scientists, researchers, clinicians, students and professors, and academic and corporate librarians. STM products include journals, major reference works, reference books and protocols, in print and online. STM publishing areas include the life and physical sciences, select medical areas, chemistry, statistics and mathematics, electrical and electronics engineering, and telecommunications. The Company's STM programs develop products for global distribution through multiple channels, including library consortia, subscription agents, bookstores, online booksellers, and direct sales to professional society members and other customers. Global STM represented 38% of total Company revenue in fiscal year 2005. STM's revenue grew at a compound annual rate of 8% over the past five years.

The Company's web-based service, *Wiley InterScience* (www.interscience.wiley.com), established commercially in 1999, offers online access to more than 1,000 journals, major reference works, online books, *Current Protocols* laboratory manuals, databases, as well as a suite of professional and management resources. *Wiley InterScience* is based on a successful business model that features Enhanced Access Licenses. One to three years in duration, these licenses provide academic and corporate customers with multi-site online access. Access is also provided through *Pay-Per-View*, which serves customers who wish to purchase individual articles. With over 12 million users in 87 countries around the globe, *Wiley InterScience* is one of the world's leading providers of scientific, technical, and medical content.

Wiley InterScience takes advantage of the ability conferred by technology to update content frequently, and it adds new features and resources on an ongoing basis. Two examples are *EarlyView*, through which customers can access individual articles well in advance of print publication, and *MobileEditions*, which enables them to view tables of content and abstracts on wireless handheld devices and Web-enabled phones. The Company also sells electronic back-files of its legacy journal content.

Publishing alliances play a major role in the Company's STM success. The Company publishes the journals of dozens of societies, including the American Cancer Society's flagship publication, the journal *Cancer*. These alliances bring mutual benefit, with the societies gaining Wiley's publishing and marketing expertise, while Wiley receives peer-reviewed content and enhanced visibility among society memberships.

Strategic Acquisitions: In fiscal year 2002, the Company acquired A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and health-care sectors, and GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries. These businesses derive revenue principally from advertising.

Higher Education

The Company publishes educational materials for the higher education market in all media, focusing on courses in the sciences, geography, mathematics, engineering, accounting, business, economics, computer science, psychology, education, and modern languages. In Australia, the Company is also a leading publisher for the secondary school market.

Higher Education customers include undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide. Product is delivered principally through college bookstores, online booksellers, and Web sites. Globally, Higher Educational publishing generated 20% of total Company revenue in fiscal year 2005. Through organic growth and acquired products, both print and electronic, the Company's worldwide Higher Education publishing revenue grew at a compound annual rate of 4% over the past five years.

Higher Education's mission is to help teachers teach and students learn. Our strategy is to provide value-added quality materials and services through textbooks, supplemental study guides, course management tools and more, in print and electronic/Web-based formats. The Higher Education Web site offers online learning materials on more than 3,200 sub-sites to support and supplement textbooks.

Higher Education delivers high-quality online learning materials that offer more opportunities for customization and accommodate diverse learning styles. The prime example is *eGrade Plus*, an activity-based interface that provides an integrated suite of teaching and learning resources on one Web site. By offering an electronic version of a text along with supplementary materials, content provided by the instructor, and administrative tools, *eGrade Plus* supports the full range of course-oriented activities online—planning, presentations, study, homework, and testing.

In fiscal year 2002 the Company introduced the Wiley Faculty Network, a peer-to-peer network of faculty/professors supporting the use of online course material tools and discipline-specific software in the classroom. The Company believes this unique, reliable, and accessible service gives the Company a competitive advantage.

Higher Education is also leveraging the Web in its sales and marketing efforts. The Web increases the Company's ability to have direct contact with students and faculty at universities worldwide through the use of interactive electronic brochures and e-mail campaigns.

Strategic Acquisitions: In fiscal year 2003 the Company acquired the assets of Maris Technologies to support the Company's drive to produce Web-enabled products. This acquisition included the market-leading software *Edugen*, which provides the underlying technology for *eGrade Plus*. Located in Moscow, the development facility is staffed by approximately 45 programmers and designers who had been employed in the space program of the former Soviet Union. In fiscal year 2002 the Company acquired publishing assets consisting of 47 higher education titles from Thomson Learning. The titles are in such areas as business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology.

Publishing Operations

Journal Products

The Company publishes over 1,000 journals and other subscription-based STM and Professional/Trade products, which accounted for approximately 32% of the Company's fiscal year 2005 revenue. Most journals are owned by the Company, in which case they may or may not be sponsored by a professional society. Some are owned by societies and published by the Company in collaboration with the societies pursuant to contracts. Societies that sponsor or own such journals generally receive a royalty and/or other consideration. The Company usually enters into agreements with outside independent editors of journals that state the duties of the editors, and the fees and expenses for their services. Contributors of journal articles transfer publication rights to the Company or professional society, as applicable.

Journal subscriptions result primarily from licenses for the web-based *Wiley InterScience* negotiated directly with customers or their subscription agent by the

Company's sales representatives, direct mail or other advertising, promotional campaigns, and memberships in professional societies for those journals that are sponsored by such societies. Licenses range from one to three years in duration.

Printed journals are generally mailed to subscribers directly from independent printers. Journal content for virtually all journals is also made available online. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online, or over the term of the subscription as services are rendered.

Book Products

Materials for book publications are obtained from authors throughout most of the world through the efforts of an editorial staff, outside editorial advisors, and advisory boards. Most materials originate with their authors or as a result of suggestion or solicitations by editors and advisors. The Company enters into agreements with authors that state the terms and conditions under which the materials will be published, the name in which the copyright will be registered, the basis for any royalties, and other matters. Most of the authors are compensated by royalties, which vary with the nature of the product and its anticipated sales potential. The Company may make advance payments against future royalties to authors of certain publications.

The Company continues to add new titles, revise existing titles, and discontinue the sale of others in the normal course of its business, also creating adaptations of original content for specific markets fulfilling customer demand. The Company's general practice is to revise its textbooks every three to five years, if warranted, and to revise other titles as appropriate. Subscription-based products are updated more frequently on a regular schedule. Approximately 33% of the Company's fiscal year 2005 U.S. book-publishing revenue was from titles published or revised in the current fiscal year.

Professional and consumer books are sold to bookstores and online booksellers serving the general public; wholesalers who supply such bookstores; warehouse clubs; college bookstores for their non-textbook requirements; individual professional practitioners; and research institutions, jobbers, libraries (including public, professional, academic, and other special libraries), industrial organizations, and governmental agencies. The Company employs sales representatives who call upon independent bookstores, national and regional chain bookstores, wholesalers, and jobbers. Trade sales to bookstores, wholesalers, and jobbers are generally made on a returnable basis with certain restrictions. The Company provides for estimated future returns on sales made during the year principally based on historical experience. Sales of professional and consumer books also result from direct mail campaigns, telemarketing, online access, and advertising and reviews in periodicals.

Adopted textbooks and related supplementary material (i.e., textbooks prescribed for course use) are sold primarily to bookstores including online bookstores, serving educational institutions. The Company employs sales representatives who call on faculty responsible for selecting books to be used in courses, and on the bookstores that serve such institutions and their students. Textbook sales are generally made on a fully returnable basis with certain restrictions. The textbook business is seasonal, with the majority of textbook sales occurring during the June through August and November through January periods. There is an active used textbook market, which negatively affects the sales of new textbooks.

Like most other publishers, the Company generally contracts with independent printers and binderies for their services. The Company purchases its paper from independent suppliers and printers. The fiscal year 2005 weighted average U.S. paper prices increased approximately 4% over fiscal year 2004. Management believes that adequate printing and binding facilities, and sources of paper and other required materials, are available to it, and that it is not dependent upon any single supplier. Printed book products are distributed from both Company-operated warehouses and independent distributors.

The Company develops content in digital format that can be used for both online and print products, which results in productivity and efficiency savings, as well as enabling the Company to offer customized publishing and print-on-demand products. Book content is increasingly being made available online through *Wiley InterScience* and other platforms, and in eBook format through licenses with alliance partners. The Company is also developing online communities of interest, both on its own and in partnership with others, to expand the market for its products.

The Company believes that the demand for new electronic technology products will increase. Accordingly, to properly service its customers and to remain competitive, the Company anticipates it will be necessary to increase its expenditures related to such new technologies over the next several years.

The internet not only enables the Company to deliver content online, but also helps to sell more books. The growth of online booksellers benefits the Company because they provide unlimited virtual "shelf space" for the Company's entire backlist.

Marketing and distribution services are made available to other publishers under agency arrangements. The Company also engages in co-publishing of titles with international publishers and in publication of adaptations of works from other publishers for particular markets. The Company also receives licensing revenue from photocopies, reproductions, and electronic uses of its content.

Global Operations

The Company's publications are sold throughout most of the world through operations located in Europe, Canada, Australia, Asia, and the United States. All operations market their indigenous publications, as well as publications produced by other parts of the Company. The Company also markets publications through agents as well as sales representatives in countries not served by the Company. John Wiley & Sons International Rights, Inc. sells reprint and translations rights worldwide. The Company publishes or licenses others to publish its products, which are distributed throughout the world in many languages. Approximately 41% of the Company's fiscal year 2005 revenue was derived from non-U.S. markets.

Competition and Economic Drivers Within the Publishing Industry

The sectors of the publishing industry in which the Company is engaged are highly competitive. The principal competitive criteria for the publishing industry are considered to be the following: product quality, customer service, suitability of format and subject matter, author reputation, price, timely availability of both new titles and revisions of existing books, online availability of published information, and timely delivery of products to customers. Recent years have seen a consolidation trend within the publishing industry, including the acquisition of several publishing companies by larger publishers and other companies.

The Company is in the top rank of publishers of scientific and technical journals worldwide, as well as a leading commercial chemistry publisher at the research level; one of the leading publishers of university and college textbooks and related materials for the "hardside" disciplines, (i.e. sciences, engineering, and mathematics), and a leading publisher in its targeted professional/trade markets. The Company knows of no reliable industry statistics that would enable it to determine its share of the various international markets in which it operates.

The Company measures its performance based upon revenue, operating income, net income and cash flow growth excluding unusual or one-time events, and considering current worldwide and regional economic conditions. Because of the Company's unique blend of businesses, industry statistics do not always provide informative comparatives. The Company does maintain market share statistics within each area for the Professional/Trade and Higher Education businesses. For Professional/Trade, market share statistics published by BOOKSCAN, a statistical clearinghouse for book industry point of sale in the

United States, are used. The statistics include survey data from all major retail outlets, mass merchandisers, small chain and independent retail outlets. For Higher Education, the Company subscribes to Management Practices Inc., which publishes customized comparative sales reports.

Results of Operations
Fiscal Year 2005 Compared to Fiscal Year 2004

For the full year, revenue advanced 6% over prior year to $974 million, or 4% excluding foreign currency effects. The year-on-year growth was driven primarily by the Company's global Scientific, Technical and Medical business and the Professional/Trade business, particularly in Europe and Asia. Gross profit margin for fiscal year 2005 was 66.6% compared with 66.5% in the prior year. Improvements in U.S. Professional/Trade and the European segment were partially offset by lower gross margins in other segments.

Operating and administrative expenses, excluding the adverse impact of foreign exchange on costs (approximately $6.5 million), increased 3% over the prior year. Additional sales and marketing costs to support revenue growth as planned, annual performance compensation costs, auditing and compliance costs associated with certification of internal controls as required by Sarbanes-Oxley 404 ($3.2 million) and investments in technology to deliver products to our customers were partially offset by relocation incentive receipts from the State of New Jersey. Operating and administrative expenses as a percent of revenue improved 50 basis points to 51% reflecting prudent expense management.

Operating income advanced 9% to $141.4 million in fiscal year 2005 or 7% excluding foreign currency gains. Primarily revenue growth, lower inventory and royalty provisions and prudent expense management drove the year-on-year growth. Operating margin was 14.5% compared with 14.0% in fiscal year 2004. The operating margin increase reflects improvement in gross margin and lower operating and administrative expenses as a percentage of revenue. Net interest expense and other increased $1.4 million to $5.7 million. Higher interest rates were partially offset by lower debt.

The Company's effective tax rate was 38.2% in fiscal year 2005. Excluding the tax charges and benefits described in the non-GAAP financial disclosure, the effective tax rate for fiscal year 2005 increased to 32.7% as compared to 31.4% in fiscal year 2004, mainly due to higher effective foreign tax rates.

Earnings per diluted share and net income for fiscal year 2005 were $1.35 and $83.8 million. Excluding the tax accrual on the dividends repatriated from European subsidiaries in fiscal year 2005 and the tax benefit reported in fiscal year 2004, which are described below, earnings per diluted share and net income for the fiscal year ended April 30, 2005 rose 8% to $1.47 and 6% to $91.3 million, respectively.

Non-GAAP Financial Measures: The Company's management evaluates operating performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. Since adjusted net income and adjusted earnings per share are not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures , including net income and earnings per share, as reported, as an indicator of operating performance.

Adjusted net income and adjusted earnings per diluted share excluding the tax charges and benefits are as follows:

Reconciliation of non-GAAP financial disclosure

Net Income (in millions)	2005	2004
As reported	**$83.8**	$88.8
Resolution of tax matters	-	(3.0)
Tax charge on dividends repatriated	**7.5**	-
Adjusted	**$91.3**	$85.8

Earnings per Diluted Share	2005	2004
As reported	**$1.35**	$1.41
Resolution of tax matters	-	(.05)
Tax charge on dividends repatriated	**.12**	-
Adjusted	**$1.47**	$1.36

During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law in October 2004. The law provides a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrual on the dividend included approximately $7.5 million, or $0.12 per diluted share of tax which will have no cash impact on the Company. The income statement effect recorded in the fourth quarter of fiscal year 2005 will be fully offset by a tax benefit that will be recognized by the Company in the first quarter of fiscal year 2006.

In the third quarter of fiscal year 2004, the Company reported a net tax benefit of $3 million, or $0.05 per diluted share, due to a favorable resolution of certain state and federal tax matters and an adjustment of accrued foreign taxes.

Cash flow provided by operating activities in fiscal year 2005 increased 15% to $243.5 million from $212.2 million in the prior year. Cash provided by operating activities, net of cash used for investments in product development and property, equipment and technology of $91.2 million, was utilized during the year to acquire 2.9 million shares of Class A common stock ($94.8 million); acquire publishing assets (aggregating $22.5 million); purchase marketable securities of $10.0 million; and pay dividends to shareholders ($18.1 million).

Fiscal Year 2005 Segment Results

Professional/Trade (P/T):

Dollars in thousands	2005	2004	% change
Revenue	$350,338	$340,252	3%
Direct Contribution	$102,326	$93,945	9%
Contribution Margin	29.2%	27.6%	

Revenue of Wiley's U.S. P/T business increased 3% to $350.3 million in fiscal year 2005, as a result of organic growth in key publishing categories, particularly *For Dummies* books, the professional culinary program and *Webster's New World Dictionary*. High-end technology titles showed improvement for the year, while consumer technology publishing remained sluggish. Other publishing revenue, principally generated through brand licensing, the sale of rights and online advertising and improved sales return experience also contributed to the favorable results.

P/T's direct contribution to profit was up 9% over fiscal year 2004, reflecting gross margin improvement due to lower inventory, sales returns and author advance provisions, and prudent expense management. Contribution margin increased by 160 basis points to 29.2% reflecting lower provisions and product mix. Fourth quarter revenue of $93.5 million was up 1% over the previous year's strong finish.

P/T's books benefited from widespread media attention during the year. Young and Simon/ *iCon: Steve Jobs, The Greatest Second Act in the History of Business* received extensive media coverage around the world. Bittman/*How to Cook Everything* and Ramsay/*In the Heat of the Kitchen* were two titles that published with television series tie-ins. Rivoli/*Travel of a T-Shirt* was the subject of a three-part series on National Public Radio, which generated positive coverage in *The Wall Street Journal, Time Magazine* and the *San Francisco Chronicle*. Throughout July, Wiley participated in a successful co-promotion with Travelocity. Advertising for the campaign appeared in *USA Today* and *The*

Wall Street Journal, among other publications and online sites.

Titles included on bestseller lists for the year were the market-leading *J.K. Lasser's Your Income Tax,* as well as Lencioni/*Five Dysfunctions of a Team* and Tyson/*Investing For Dummies;* Winger/*Shut Up, Stop Whining and Get a Life;* Scott/*Mentored by a Millionaire;* Harkins/*Everybody Wins;* Lencioni/*Death by Meeting;* Allen/*Multiple Streams of Income;* Mauldin/*Bull's Eye Investing;* and Tisch/*The Power of We*. The second editions of three bestselling *Windows XP For Dummies* titles were published during the year, tied to Microsoft's launch of the *Windows XP Service Pack 2.*

P/T took advantage of the considerable potential of its industry-leading brands throughout fiscal year 2005. Frommers.com, Dummies.com, and CliffsNotes.com all had a strong year, in terms of site traffic, subscriber counts and sales. A redesigned CliffsNotes.com launched in August, forming the cornerstone of a major brand awareness initiative and significantly increasing traffic to the website. In January, a redesigned *Frommers.com* site was launched that includes several new features, improved search functionality and standard ad sizes to accommodate advertiser demand. These improvements were well received, as evidenced by record highs in monthly traffic and book sales. An agreement with MTV was signed during the year to publish an eight volume series of travel guides targeted to students and co-branded as MTV and *Frommer's.* A new site supporting direct ordering by government employees went live in March, providing product information and facilitating the purchase of Wiley titles.

P/T's custom publishing had a banner year, with business growing rapidly. These products are typically used by a company or organization for promotional or incentive use. Books are specifically written for a customer or an existing P/T publication can be customized, such as having the cover art include custom imprint, messages or slogans. Of special note are customized *For Dummies* publications, which are in great demand by corporations and organizations around the world that want to leverage the power of this well known brand.

During the year Wiley signed an agreement with TTE Corporation, the manufacturer of RCA digital television products, to publish *HDTV For Dummies*; launch a "Digital TV Center" site featuring technical articles and related information; and create a customized reference and setup guide that will be packaged with select RCA products.

In April 2005, Wiley signed an agreement to acquire substantially all the assets of Sybex, Inc., a global publisher of computer books and software for information technology professionals for approximately $11 million. The sale closed on May 31, 2005.

Scientific, Technical, and Medical (STM):

Dollars in thousands	2005	2004	% change
Revenue	$190,515	$178,100	7%
Direct Contribution	$88,899	$86,310	3%
Contribution Margin	46.7%	48.5%	

Wiley's U.S. STM revenue increased 7% to $190.5 million in fiscal year 2005. Electronic journals, new society publications and non-subscription revenue, such as STM reference books, journal backfiles and advertising sales, all contributed to the year-on-year growth.

STM's direct contribution to profit for fiscal year 2005 was up 3% over prior year, reflecting the combined effects of increased revenue and favorable product mix, partially offset by costs associated with new society journals. Contribution margin for the year decreased 180 basis points to 46.7% principally due to increased revenue from new professional society journals and STM reference books. While society journals generate margins that exceed the Company's consolidated margins, these margins are less than wholly-owned journals.

Globally, the STM business recorded strong growth, up approximately 9% for the full year. Journals and books, in print and online, contributed to year-on-year growth. The global STM book program recorded its sixth straight quarter of robust growth, especially in Europe and Asia, resulting in an increase of 12% in fiscal year 2005 over the previous year. It was also a strong year for the electronic major reference work program.

The Company's STM business continued its transformation to digital access through *Wiley InterScience*. Wiley believes that the research community and society at large are best served by the widest possible dissemination of scientific, technical and medical information and continues to make significant investments to add content and functionality and facilitate greater accessibility and discoverability.

Electronic journal subscriptions to *Wiley InterScience* are principally sold through Enhanced Access Licenses. One to three years in duration, these licenses provide academic and corporate customers with multi-site online access. In fiscal year 2005, STM enjoyed healthy renewals of Enhanced Access Licenses for *Wiley InterScience.*

More customers are also gaining access to *Wiley InterScience* through Google and taking advantage of alternative pricing programs such as Pay-Per-View and the new, customer-driven pricing model for *Wiley InterScience Online Books*. Reference linking improvements, new marketing initiatives like Google Adword, ISI alerts and *Wiley InterScience* feature boxes and the addition of content, including new society journals and backfile collections, also contributed to access growth. As a result, usage during the fourth quarter increased 23% over the third quarter and 56% over the previous year's fourth quarter.

Additional digitized journal backfiles were added to *Wiley InterScience* through the launch of the *Cell & Developmental Biology* and *Analytical Science* collections. Earlier this year, the *Neuroscience* collection was launched. The Company announced its ambitious new program to digitize all its historical journal content, dating back to the 1800s. Wiley's digitization of legacy content is designed to improve the research pathway and ensure content discovery is as seamless and efficient as possible. This initiative is scheduled for completion in 2007. The completed backfile collection will span two centuries of scientific research and comprise over 7.5 million pages – one of the largest archives of its kind issued by a single publisher.

Wiley continued to develop its journal and book programs by forming partnerships with prominent national, regional and international societies. In the fourth quarter, the Company executed a multi-year co-publishing agreement with the American Institute of Chemical Engineers. Earlier in the year, the Company signed agreements with the Orthopaedic Research Society and the Society of Hospital Medicine. The American Society of Cytopathology adopted as its official journal *Cancer Cytopathology,* which Wiley publishes on behalf of the American Cancer Society.

Higher Education:

Dollars in thousands	2005	2004	% change
Revenue	$150,905	$152,861	-1%
Direct Contribution	$38,221	$41,749	-8%
Contribution Margin	25.3%	27.3%	

Wiley's U.S. Higher Education business closed out a challenging year with revenue of $150.9 million, down 1% from the previous year. The decrease reflects industry-wide price resistance among students and continued softness in engineering, mathematics and computer sciences, and was partially offset by improved sales returns. Higher Education's direct contribution to profit in fiscal year 2005 was down 8% from the previous year and contribution margin decreased 200 basis points to 25.3%, reflecting the top-line results, investments in new products, services and business models, and inventory write-offs.

Wiley is committed to delivering quality learning materials and services, while addressing concerns among students about price and value. The Company is migrating to online delivery in pace with the needs of students and professors. The prime example is *eGrade Plus*, which has been well received in the U.S. and abroad. An increasing number of students and professors are using its customizable multi-format content that is organized around teaching and learning activities such as studying, self-testing, assessment and classroom management. A new version of *eGrade Plus*, with increased functionality and enhanced branding, is set to launch in time for the next academic year.

During the fourth quarter, Higher Education began to roll out a strong frontlist for the coming academic year, with a number of promising first editions, as well as revisions of widely used titles. In addition, the number of lower-cost textbooks being offered continues to increase. Outside the States, more local adaptations of U.S. textbooks are being published, primarily for markets in Asia and the Middle East.

Earlier in the year, Higher Education signed a multi-year publishing agreement with the National Geographic Society (NGS), one of the world's foremost research and educational societies. Wiley will create textbooks and digital learning tools that will incorporate maps, photographs, graphics, illustrations and videos from the NGS's vast library. During the first quarter, Wiley renewed and expanded its agreement with Rand McNally & Co. to be the exclusive distributor to the higher education community of their *Goode's World Atlas*. Other alliances formed during the year include agreements with GlobalSpec to provide search functionality to engineering students through *eGradePlus*; OuterNet Publishing to co-develop lab manuals for introductory biology textbooks; Tata, a software developer in India, for licensing and selling business simulations; Just Ask! to create customized online solutions for several Wiley textbooks; and Aplia to sell Besanko/*Microeconomics* 2e along with their software product.

Europe:

Dollars in thousands	2005	2004	% change	% excluding FX
Revenue	$268,857	$238,436	13%	8%
Direct Contribution	$86,226	$74,585	16%	11%
Contribution Margin	32.1%	31.3%		

Fiscal year 2005 was a strong year for Wiley's European-based companies, with revenue for the year advancing 13% over the prior year to $268.9 million, or 8% excluding foreign currency effects. Journals and non-subscription revenue, such as STM reference books and advertising sales, contributed to the year-on-year growth. Indigenous and imported P/T titles also performed well. Direct contribution to profit for the year was up 16% over prior year or 11% excluding foreign currency effects, reflecting top-line growth and favorable product mix.

Wiley's success in Europe was widespread, with nearly all business categories growing strongly. Particularly worth noting were the strong performances of the *Cochrane Collaboration* in evidence-based medicine, the success of the U.K. *For Dummies* program and the robust performance of the STM book program.

Wiley continues to grow in Europe through an effective combination of organic growth and acquisitions. During the fourth quarter, the Company completed the acquisition of Whurr Publishers Limited, a London-based publisher of books and journals for the Nursing, Speech and Language Therapy and Audiology, Psychology and Special Education markets. The acquisition brings to Wiley a distinguished list of professional reference books, peer-reviewed journals and textbooks. Acquisitions completed earlier in the year include Microscopy and Analysis, a controlled circulation journal; the life science reference portfolio of the Nature Publishing Group; the book list of Professional Engineering Publishing; the publishing arm of the Institute of Mechanical Engineers; and four journals from Henry Stewart Publications.

Wiley signed an agreement during the fourth quarter with the British Library for delivery of Wiley content through their document delivery service. Earlier in the year, the Company extended its publishing partnerships with the Society of Chemical Industry and the Cochrane Collaboration. Closer collaboration with the American Health Care Journalists Society and the Centre for the Advancement of Health has generated media exposure for Cochrane. Cooperative marketing initiatives with a number of scholarly societies have also been formed to promote other Wiley publications.

Wiley-VCH formed an alliance with the Shanghai Institute of Organic Chemistry, a part of the Chinese Academy of Sciences, to publish the *Chinese Journal of Chemistry*, the Institute's flagship journal. An agreement was also signed during the third quarter with the Securities Institute to publish a series of introductory finance books, bringing to Wiley a new source of authors and customers.

The power of the *For Dummies* brand in Europe was evident throughout fiscal year 2005. More than one million copies of *Wi-Fi For Dummies*, which was custom published for Intel, were distributed to their customers throughout the U.K. All visitors to the 2005 London Book Fair received a copy of the *London Book Fair Tips For Dummies,* which was supported and distributed by Reed Exhibitions. Over 160,000 copies of *French History for Dummies* have been sold since its publication.

Asia, Australia, and Canada:

Dollars in thousands	2005	2004	% change	% excluding FX
Revenue	$108,649	$98,986	10%	6%
Direct Contribution	$24,175	$22,218	9%	-1%
Contribution Margin	22.3%	22.4%		

Wiley's revenue in Asia, Australia and Canada was up a combined 10% to $108.6 million, or 6% excluding foreign currency effects. Revenue growth in all regions contributed to the improvement, particularly Asia, which grew 11% for the year. Direct contribution to profit in fiscal year 2005 increased 9% over the previous year, reflecting the top-line growth, but down 1% excluding foreign currency effects. The Canadian and Australian subsidiaries purchase certain products from other Wiley locations in U.S. dollars while primarily selling in local currency, thereby contributing to the more favorable results including foreign currency effects.

Asia showed impressive revenue growth, particularly during the second half of the year. STM books had an excellent year, driven by strong library markets in India, Taiwan, Japan and Korea, and increased research funding in Malaysia and Thailand. P/T revenue was up despite the challenging retail environment in many Asian markets. Sales grew strongly in adoption, library and corporate channels and in the business and finance, culinary and hospitality and architecture categories. Wiley Asia's Higher Education business picked up in the fourth quarter, mainly driven by strong adoption sales in the sciences, mathematics and engineering.

In Australia, the Higher Education and School businesses both had a good year due to the strength of local publishing, while P/T's performance was disappointing, as a result of a challenging retail environment. Wiley Australia was once again awarded the *Employer of Choice* citation from the Federal Government's Equal Opportunity in the Workplace Agency. Earlier in the year, the Australian Campus Booksellers Association and the Australian Publishers Association awarded Wiley Australia with *Publisher of the Year* awards.

In Canada, P/T sales exceeded expectations as a result of improved sell-through and lower returns at certain retail, online and mass-market accounts. Solid gains were realized in the *For Dummies* and STM book programs. Higher Education had a difficult year in Canada, reflecting similar concerns and conditions as in the U.S.

Results of Operations
Fiscal Year 2004 Compared to Fiscal Year 2003

Revenue in fiscal year 2004 advanced 8% over the prior year to $923 million, or 5% excluding foreign currency effects. The year-on-year growth was driven primarily by the strong second half performances of Professional/Trade in the U.S. and Scientific, Technical, and Medical globally.

Operating income advanced 8% to $129.4 million in fiscal year 2004. Operating margin was 14.0% compared with 14.1% in fiscal year 2003, reflecting higher operating and administrative costs partially offset by an improvement in gross margin.

Earnings per diluted share and net income for fiscal year 2004 were $1.41 and $88.8 million, compared to $1.38 and $87.3 million in fiscal year 2003. Excluding the tax benefits reported in fiscal year 2004 and 2003 and the relocation charge in fiscal year 2003 related to the Company's relocation to Hoboken, New Jersey, earnings per diluted share and net income for the fiscal year ended April 30, 2004, rose 12% to $1.36 and $86 million from $1.22 and $77 million in the prior year on the same basis, respectively.

Cash flow after investing activities for fiscal year 2004 was $120 million as compared to $44 million in fiscal year 2003. The improvement reflects the combined effect of a 25% increase in cash provided by operating activities and the expected decrease in capital expenditures.

Non-GAAP Financial Measures: Management believes the non-GAAP financial measures, which exclude certain tax credits and relocation charge described below, provide a more meaningful comparison of the Company's year-over-year results. These events are unusual to the Company, and except for the net tax benefits in fiscal year 2004, are unlikely to recur in the foreseeable future.

In fiscal year 2004 the Company recognized a net tax benefit of $3.0 million or $0.05 per diluted share related to the resolution of certain state and federal tax matters and accrued foreign taxes.

In fiscal year 2003 the Company merged several of its European subsidiaries into a new entity, which enabled the Company to increase the tax-deductible asset basis of the merged subsidiaries to the fair value of the business at the date of merger. Under U.S. accounting principles, the tax benefit attributable to the increase in tax basis is immediately included in income. Consequently, the Company had a one-time tax benefit of $12.0 million, equal to $0.19 per diluted share, in fiscal year 2003. The cash benefit of this change will be recognized pro rata over a 15-year period. The Company's effective tax rate, excluding this tax benefit, was 33.1% for the year.

The Company completed the relocation of its headquarters to Hoboken, N.J. in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. Fiscal year 2003 includes an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax.

Pro forma operating income and net income excluding the tax benefits and relocation charge are as follows:

Reconciliation of non-GAAP financial disclosure

(In millions)	**2004**	2003
Operating Income as reported	**$129.4**	$120.3
Relocation charge	-	2.5
Pro Forma Operating Income	**$129.4**	$122.8
Net Income as reported	**$88.8**	$87.3
Relocation charge, net of tax	-	1.4
Resolution of tax matters	**(3.0)**	-
Tax benefit from merger	-	(12.0)
Pro Forma Net Income	**$85.8**	$76.7

Cost of sales as a percentage of revenue was 33.5% in fiscal year 2004 and 33.8% in fiscal year 2003. The favorable results were principally due to higher journal revenue and lower inventory costs resulting from cost contingency programs in place during fiscal year 2004. Production costs for journals as a percentage of revenue are typically lower than the same costs for books reflecting lower royalty costs.

Operating and administrative expenses as a percentage of revenue increased to 51.5% in fiscal year 2004, from 50.7% in the prior fiscal year. The increase was principally due to incentive compensation, pension and health costs of approximately $12.9 million; technology costs of approximately $7.8 million, driven by product development of Web-enabled products; and foreign exchange effects of approximately $16.7 million.

Fourth quarter 2004 operating and administrative expenses, excluding foreign exchange, increased $18.3 million over the fourth quarter of fiscal year 2003. The increase was principally due to the timing of accrued performance compensation, which reflects the achievement of cumulative corporate goals in the fourth quarter of fiscal year 2004.

Interest expense, net of interest income improved $3.4 million due to lower debt and interest rates. The

Company's effective tax rate was 29.0% in fiscal year 2004. Excluding the tax benefits described in the Non-GAAP financial disclosure, the effective tax rate decreased to 31.4% as compared to 33.1%, mainly due to lower foreign taxes.

Fiscal Year 2004 Segment Results

Professional/Trade (P/T):

Dollars in thousands	2004	2003	% change
Revenue	$340,252	$321,963	6%
Direct Contribution	$93,945	$87,354	8%
Contribution Margin	27.6%	27.1%	

Revenue of Wiley's U.S. P/T business increased 6% over fiscal year 2003 to $340 million in fiscal year 2004, principally due to organic growth in key publishing categories. Revenue rebounded solidly in the second half of the year, particularly in the business, architecture, culinary, education, and consumer programs. An improving retail book market contributed to the 16% revenue increase in the fourth quarter. Higher revenue along with lower inventory costs due to cost contingency programs, and lower composition costs, contributed to the improvement in margins.

P/T's business program generated strong momentum throughout the second half of fiscal year 2004. Two finance titles performed particularly well, Hirsch & Hirsch/*Stock Trader's Almanac* and Mauldin/*Bull's Eye Investing* (which published during the fourth quarter and quickly made the *Wall Street Journal* business bestseller list). Also contributing to the top-line results were real estate titles, such as Allen/*Multiple Streams of Income* (which appeared on the *Wall Street Journal* business bestseller list); leadership titles, such as the third edition of Kouzes & Posner/*Leadership Practices Inventory* and Lencioni/*Five Dysfunctions of a Team* (which celebrated 20 months on the *BusinessWeek* hardcover business bestseller list); as well as *Testosterone, Inc.*, an examination of CEO misbehavior by *Martha, Inc.* author Christopher Byron.

Wiley's consumer programs, including the *CliffsNotes* and *For Dummies* brands, had a solid year. Extension of the *CliffsNotes* brand to new *CliffsStudySolver Guides* helped generate additional sales. Record-breaking traffic on *Dummies.com* drove incremental sales and reinforced the brand.

P/T's travel program showed renewed strength in the second half of fiscal year 2004 as vacation and business travel rebounded. *Frommer's*, Wiley's market-leading travel brand, had an excellent year. *Frommers.com* had a record number of visitors during fiscal year 2004, as evidenced by a greater than 40% increase in page views and user sessions.

The culinary program had a solid year, led by the *Betty Crocker* franchise. The *Betty Crocker Bisquick II Cookbook*, which published during the fourth quarter, sold well. Earlier in the year, Wiley launched a *Betty Crocker* microsite on *FoodTV.com* to increase the brand's presence and drive sales. Building on the successful *Betty Crocker* publishing partnership, Wiley signed another multi-year agreement with General Mills to publish new cookbooks under the well-known *Pillsbury* brand.

The technology publishing program gained some momentum during the second half of fiscal year 2004 despite challenging market conditions. Although sales were down slightly from the prior year, Wiley's program maintained the significant market share gained in fiscal year 2003. Sales of consumer technology books on topics such as digital photography, wireless home networking and security, and professional technology titles, increased modestly for the year.

Scientific, Technical, and Medical (STM):

Dollars in thousands	2004	2003	% change
Revenue	$178,100	$168,208	6%
Direct Contribution	$86,310	$77,937	11%
Contribution Margin	48.5%	46.3%	

Wiley's U.S. STM revenue increased 6% to $178 million in fiscal year 2004 from $168 million in the prior year. Fourth quarter revenue increased over prior year by 17% to $51 million. Society journals, digitized journal backfiles, online major reference works, *Current Protocols* and the book program contributed to the year-on-year growth. STM books finished the year strongly, posting a 14% increase in the fourth quarter and a 4% increase for fiscal year 2004. The improvement in margin was driven by product mix reflecting an increase in journal products sold.

Worldwide STM journal revenue increased 11% over fiscal year 2003. The Company's STM business continued its transformation to digital access through *Wiley InterScience.* Approximately 70% of STM's global journal subscription revenue was generated by *Wiley InterScience* licenses in fiscal year 2004. The number of journal articles viewed increased by approximately 39% in fiscal year 2004, continuing the rapid growth in customer usage since the service was launched commercially in fiscal year 1999.

The STM book program showed improvement throughout the year. Sales of online major reference works and *OnlineBooks* were robust. Early in the fourth quarter, Wiley signed an agreement to distribute Merck's professional manuals in the U.S., including *The Merck Manual, The Merck Veterinary Manual, The Merck Manual of Geriatrics* and *The Merck Index.* These titles are widely considered to be among the most trusted resources for medical and scientific information.

Higher Education:

Dollars in thousands	2004	2003	% change
Revenue	$152,861	$148,220	3%
Direct Contribution	$41,749	$39,938	5%
Contribution Margin	27.3%	26.9%	

Wiley's U.S. Higher Education revenue increased 3% over fiscal year 2003 to $153 million in fiscal year 2004. Programs in the sciences and the social sciences did especially well. Sales of engineering and computer science titles continued to reflect sluggish market conditions. In the fourth quarter, which is seasonally the least significant for Higher Education, revenue declined from the same period in the previous year, principally due to sluggish market conditions. The improvement in margin was principally due to higher sales and the benefits of selling P/T products through the Higher Education sales force.

Year-on-year growth was driven by top-selling titles such as Tortora/*Principles of Anatomy and Physiology,* 10th edition; Kieso/*Intermediate Accounting,* 11th edition; Kimmel, Weygandt, and Kieso/*Financial Accounting,* 3rd edition; Solomons/*Organic Chemistry,* 8th edition; Huffman/*Psychology in Action,* 7th edition; Connally, Hughes-Hallett and Gleason/*Functions Modeling Change*, 2nd edition; and Cutnell and Johnson/*Physics,* 6th edition.

During fiscal year 2004, the Company launched *eGrade Plus*, which is the first product built on Wiley's *Edugen* technology platform. This platform enables Wiley to deliver integrated content that is organized around teaching and learning activities. Several pricing options are available to students. *eGrade Plus* is an innovative service which is being well received by our customers.

Europe:

Dollars in thousands	2004	2003	% change	% excluding FX
Revenue	$238,436	$210,482	13%	5%
Direct Contribution	$74,585	$69,191	8%	5%
Contribution Margin	31.3%	32.9%		

Full-year revenue of Wiley Europe advanced 13% over the prior year to $238 million, including foreign exchange gains, or 5% excluding exchange effects. Fourth quarter revenue was up 19% to $69 million, including foreign currency gains, or 10% excluding currency. Several factors contributed to the revenue growth of Wiley Europe's journal program, including a full year's results of the *British Journal of Surgery* and *Ultrasound in Obstetrics and Gynecology*, excellent reprint sales, healthy subscription and license renewals, and growth in *Article Select* sales. In Germany, Wiley-VCH launched a number of new journals, including *Engineering in Life Sciences, Laser Physics Letters, Laser Technik Journal* and *Applied Numerical Analysis and Computational Mathematics.* Direct contribution improved principally due to higher journal revenue. Excluding foreign exchange, the contribution margin percentage was on par with the prior year.

Asia, Australia, and Canada:

Dollars in thousands	2004	2003	% change	% excluding FX
Revenue	$98,986	$87,314	13%	1%
Direct Contribution	$22,218	$16,278	36%	1%
Contribution Margin	22.4%	18.6%		

Wiley's combined revenue for its operations in Asia, Australia and Canada advanced 13% to $99 million in fiscal year 2004 or 1% excluding foreign exchange. Foreign exchange gains, P/T sales growth in India, Taiwan and Indonesia and higher sales of indigenous products in Australia were partially offset by lower sales in Canada due to a weak retail book market. The improvement in direct contribution is principally due to revenue. Contribution margin, excluding foreign exchange was on par with the prior year.

The indigenous Asian publishing program finished fiscal year 2004 on a high note, bolstered by strong global sales of key frontlist titles and a robust backlist performance. Wiley formed an alliance with Citibank to develop personal finance books in Asia. In addition, Wiley Asia launched the *For Dummies* franchise in China, publishing 20 consumer and business titles.

Wiley Canada's Higher Education performance during the quarter and the full year improved, in part, due to the introduction of adaptations of U.S. Higher Education titles. Growth in Higher Education did not, however, compensate for P/T sales, which were depressed by the weak economy and unusually high industry-wide returns.

In Australia, indigenous P/T publishing performed well, while Higher Education and School sales were sluggish, reflecting market conditions. During the fourth quarter, the Company signed publishing agreements with the Australian Stock Exchange and the Australian Institute of Management.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance was $89.4 million at the end of fiscal year 2005, compared with $82.0 million a year earlier. Cash provided by operating activities in fiscal year 2005 was $243.5 million compared with $212.2 million in the prior year. The improvement was mainly due to improved trade receivable collections and settlements; increased accounts payable reflecting timing of payments; higher journal subscription collections; lower pension plan contributions and effective inventory management partly offset by higher author royalty payments; and increased annual performance compensation payments. Pension contributions in fiscal year 2005 were $16.6 million, compared to $21.2 million in the prior year. The Company anticipates making pension contributions in fiscal year 2006 of approximately $7 million. The change in operating assets and liabilities also includes a higher net taxes payable this fiscal year due primarily to an increased current tax provision.

Cash used for investing activities for fiscal year 2005 was $123.8 million compared to $91.7 million in fiscal year 2004. The Company invested $22.5 million in acquisitions of publishing assets and rights compared to $3.1 million in the prior year primarily to acquire certain publication rights. The current year acquisitions included a controlled circulation journal, The Journal of Microscopy and Analysis for $5.4 million; the life science reference portfolio of the MacMillan Nature Publishing Group for $4.5 million; the $4.6 million acquisition of Whurr Publishers Limited, a London-based publisher of books and journals in health sciences and special education; and rights to publish various finance professional trade titles from Marketplace Books, Inc. for approximately $1.7 million.

Lower cash used for property, equipment and technology spending was partially offset by higher investments in product development and investments in short-term marketable securities. Additions to property, plant and equipment in fiscal years 2005 and 2004 are principally computer hardware and software to support customer products and improve productivity. Additions to property, plant and equipment in fiscal year 2003 included $33 million for the purchase of a building in the United Kingdom, additions to a building in Germany, and leasehold improvements at the Company's new Hoboken, N.J. headquarters.

Cash used for financing activities was $113.5 million in fiscal year 2005, as compared to $72.4 million in fiscal year 2004. Current year financing activities included the continuation of the Company's stock repurchase program as 2,877,200 shares were repurchased at an average price of approximately $32.94. On February 4, 2005, the Company repurchased one million shares of its Class A stock at a price of $32.45 per share from several entities associated with the Bass group of Fort Worth, Texas. The transaction was paid for out of existing cash balances.

Under the current stock repurchase program, the Company has remaining authorization to purchase up to approximately 900,000 shares of its Class A Common Stock as of April 30, 2005. The Company paid quarterly dividends of $0.075 per share versus $0.065 per share in the prior year. A $50 million prepayment was made on the term loan facility during fiscal 2005 while the Company's European subsidiaries entered into a new multicurrency revolving credit facility under which $46 million was borrowed during fiscal 2005. Fiscal year 2004 included a $35 million scheduled installment payment of long-term debt.

The Company's operating cash flow is affected by the seasonality of its U.S. Higher Education business and receipts from its journal subscriptions. Journal receipts occur primarily during November and December from companies commonly referred to as journal subscription agents. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to journal agents' financial position and liquidity. Sales in the U.S. higher education market tend to be concentrated in June through August, and again in November through January.

The Company normally requires increased funds for working capital from May through September. Subject to variations that may be caused by fluctuations in inventory levels or in patterns of customer payments, the Company's operating cash flow is not expected to vary materially in the near term.

Working capital at April 30, 2005 was negative $2.4 million. Current liabilities include $142.8 million of deferred subscription revenue related to journals for which the cash has been received and will be recognized into income as the journals are shipped or made available to the customers online, or over the term of the subscription as product is delivered. Working capital at April 30, 2004 was $17.6 million, including $127.2 million of deferred subscription revenue. The decrease in working capital over the prior year was mainly due to the higher income taxes payable and deferred subscription revenue offset by additional cash on hand and higher accounts receivable.

The Company has adequate cash and cash equivalents available, as well as short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt.

Projected product development and property, equipment and technology capital spending for fiscal year 2006 is forecast to be approximately $70 million and $35 million, respectively. These investments will be funded primarily from internal cash generation, the liquidation of cash equivalents, and the use of short-term lines of credit.

A summary of contractual obligations and commercial commitments is as follows:

Dollars in millions		Payments due by period			
Contractual Obligations	Total	Within Year 1	2-3 Years	4-5 Years	After 5 Years
Total debt	$196.2	$ -	$167.5	$28.7	$ -
Non cancelable Leases	235.2	26.4	49.1	44.3	115.4
Minimum royalty obligations	43.3	9.0	15.6	7.5	11.2
Other long term commitments	15.2	4.9	10.3	-	-
Total	$489.9	$40.3	$242.5	$80.5	$126.6

Market Risk

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

Copyrights, Patents, Trademarks, and Environment

Substantially all of the Company's publications are protected by copyright, either in its own name, in the name of the author of the work, or in the name of the sponsoring professional society. Such copyrights protect the Company's exclusive right to publish the work in the United States and in many countries abroad for specified periods: in most cases the author's life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 35 years for works published thereafter.

The Company does not own any other material patents, franchises, or concessions, but does have registered trademarks and service marks in connection with its publishing businesses. The Company's operations are generally not affected by environmental legislation.

Interest Rates

The Company had $196.2 million of variable rate loans outstanding at April 30, 2005, which approximated fair value. The Company did not use any derivative financial investments to manage this exposure. A hypothetical 1% change in interest rates for this variable rate debt would affect net income and cash flow by approximately $1.3 million.

Foreign Exchange Rates

The Company is exposed to foreign exchange movements primarily in sterling, euros, Canadian and Australian dollars, and certain Asian currencies. Under certain circumstances, the Company may enter into derivative financial instruments in the form of forward contracts as a hedge against foreign currency fluctuation of specific transactions, including inter-company purchases. The Company does not use derivative financial instruments for trading or speculative purposes.

During the first quarter of fiscal year 2004 the Company entered into derivative contracts to hedge potential foreign currency volatility on a portion of fiscal year 2004 inventory purchases in Australia and Canada. The contracts were designated as cash flow hedges. All of the derivative foreign exchange contracts settled during fiscal year 2004 resulting in a pretax cost of approximately $300,000, which was recognized in cost of sales as the related inventory was sold. The Company did not enter into any derivative contracts during fiscal year 2005.

Credit Risk

The Company's business is not dependent upon a single customer; however, the industry has experienced a significant concentration in national, regional, and online bookstore chains in recent years. Although no one book customer accounts for more than 5% of total consolidated revenue, the top 10 book customers account for approximately 25% of total consolidated revenue and approximately 47% of total gross trade accounts receivable at April 30, 2005.

In the journal publishing business, subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Cash is generally collected in advance from subscribers by the subscription agents and is remitted to the journal publisher, including the Company, generally prior to the commencement of the subscriptions. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 23% of total consolidated revenue and no one agent accounts for more than 6% of total consolidated revenue. Insurance for these accounts is not commercially feasible and/or available. A journal subscription agent, Rowecom Inc., filed for bankruptcy in January 2003. The bankruptcy had no material effect on the Company's consolidated financial statements.

Effects of Inflation and Cost Increases

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. To mitigate the effect of cost increases, the Company has implemented a number of initiatives, including various steps to reduce production and manufacturing costs. In addition, selling prices have been selectively increased as competitive conditions have permitted. The Company anticipates that it will be able to continue this approach in the future.

Critical Accounting Policies

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Management continually evaluates the basis for its estimates; however, actual results could differ from those estimates, which could affect the reported results from operations. Set forth below is a discussion of the Company's critical accounting policies and the basis for estimates used.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of the customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $7.3 million and $11.4 million at April 30, 2005 and 2004, respectively.

Sales Return Reserve: The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which we operate. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $56.7 million and $63.8 million at April 30, 2005 and 2004, respectively. A one percent change in the estimated sales return rate could affect net income by approximately $3.0 million. A change in the pattern or trends in returns could affect the estimated allowance.

Reserve for Inventory Obsolescence: Inventories are carried at cost or market whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. A change in sales trends could affect the estimated reserve. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $24.2 million and $25.9 million as of April 30, 2005 and 2004, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill, other intangible assets with indefinite lives, and other intangible assets and the related useful lives. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks, acquired publication rights and non-compete agreements. In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur which would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other finite-lived intangible assets continue to be amortized over their useful lives.

Acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 30 years. Noncompete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: The Company follows Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Under SFAS 144, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

Recent Accounting Standards

In October 2004, Congress passed the American Jobs Creation Act of 2004 (the "Act"). In addition to a number of other changes in the tax law, the Act provides a deduction from taxable income equal to a stipulated percentage of qualified income from Companies that pay U.S income taxes on manufacturing activities in the U.S. In December 2004, the Financial Accounting Standards Board ("FASB") issued a FASB Staff Position ("FSP") regarding the accounting implications of the Act. The FSP requires that the deduction for qualified domestic property be accounted for as a special deduction in accordance with FASB Statement No. 109, Accounting for Income Taxes, thus reducing a company's tax expense in the period or periods the amounts are deductible on its tax return. The net impact of the Act is expected to be favorable to the Company's income tax rate.

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123R"), Share-Based Payments. SFAS 123R will require the Company to measure the cost of all employee stock-based compensation awards based on the grant-date-fair-value and to record that cost as compensation expense over the period during which the employee is required to perform service under the terms of the award. The statement eliminates the alternative method of accounting for the employee share-based payments previously available under Accounting Principles Board Opinion No. 25. SFAS 123R will be effective beginning in the Company's first quarter of fiscal year 2007. The Company currently discloses the pro forma effect of SFAS 123 in the notes to the financial statements. The impact of SFAS 123R adoption is expected to approximate the proforma effect disclosed in the notes to these financial statements.

"Safe Harbor" Statement Under the
Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Results by Quarter (Unaudited)

Dollars in millions except per share data

	2005	2004
Revenue		
First Quarter	**$ 226.9**	$ 219.7
Second Quarter	**247.1**	228.9
Third Quarter	**258.4**	242.4
Fourth Quarter	**241.6**	232.0
Fiscal Year	**$ 974.0**	$ 923.0
Operating Income		
First Quarter	**$ 30.8**	$ 33.2
Second Quarter	**40.1**	36.9
Third Quarter	**50.4**	43.9
Fourth Quarter	**20.1**	15.4
Fiscal Year	**$ 141.4**	$ 129.4
Net Income		
First Quarter	**$ 19.9**	$ 21.8
Second Quarter	**26.5**	25.6
Third Quarter (a)	**32.8**	31.3
Fourth Quarter (b)	**4.6**	10.1
Fiscal Year (a) (b)	**$ 83.8**	$ 88.8

Income Per Share	Diluted	Basic	Diluted	Basic
First Quarter	**$.32**	**$.32**	$.35	$.35
Second Quarter	**.42**	**.43**	.41	.41
Third Quarter (a)	**.53**	**.54**	.50	.51
Fourth Quarter (b)	**.08**	**.08**	.16	.16
Fiscal Year (a)(b)	**1.35**	**1.38**	1.41	1.44

(a) In the third quarter of fiscal year 2004, the Company recognized a net tax benefit of $3.0 million, equal to $0.05 per diluted share, related to the resolution of certain state and federal tax matters, and an adjustment to accrued foreign taxes.

(b) In fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law on October 2004. The law provides for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrual on the dividend included approximately $7.5 million, or $0.12 per diluted share of tax, which will have no cash impact on the Company. The income statement effect recorded in the fourth quarter of fiscal year 2005 will be fully offset by a tax benefit that will be recognized by the Company in the first quarter of fiscal year 2006.

Quarterly Share Prices, Dividends, and Related Stockholder Matters

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range by fiscal quarter for the past two fiscal years were as follows:

	Class A Common Stock			Class B Common Stock		
	Dividends	Market Price High	Market Price Low	Dividends	Market Price High	Market Price Low
2005						
First Quarter	**$.075**	**$32.77**	**$29.27**	**$.075**	**$32.90**	**$29.19**
Second Quarter	**.075**	**33.05**	**31.00**	**.075**	**33.30**	**31.20**
Third Quarter	**.075**	**35.25**	**32.44**	**.075**	**35.22**	**32.36**
Fourth Quarter	**.075**	**36.91**	**33.52**	**.075**	**36.84**	**33.55**
2004						
First Quarter	$.065	$27.21	$24.07	$.065	$27.10	$24.13
Second Quarter	.065	28.26	25.80	.065	28.25	25.70
Third Quarter	.065	26.83	24.24	.065	26.77	24.40
Fourth Quarter	.065	31.58	26.28	.065	31.50	26.26

As of April 30, 2005, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,190 and 133 respectively, based on the holders of record and other information available to the Company.

During the fourth quarter ending on April 30, 2005 the Company purchased the following Common Stock under its stock repurchase program. The program was approved by the Company's Board of Directors and publicly announced in December 2002.

Month	Number of Shares Purchased	Average Price Paid Per Share	Maximum Shares Yet to be Purchased Under the Repurchase Plan
February	1,054,700	$32.60	2,169,600
March	202,300	$35.74	1,114,900
April	216,700	$35.81	898,200
Total	1,473,700	$33.50	

The Company's credit agreement contains certain restrictive covenants related to the payment of dividends and share repurchases. Under the most restrictive covenant, approximately $172.4 million was available for such restricted payments. Subject to the foregoing, the Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors.

Selected Financial Data

Dollars in thousands except per share data	For the years ended April 30								
	2005		2004		2003		2002		2001
Revenue	**$974,048**		$922,962		$853,971		$734,396		$613,790
Operating Income	**141,381**		129,379		120,261	(a)	87,763	(a)(b)	95,424
Net Income	**83,841**	**(c)**	88,840	(d)	87,275	(a)(e)	57,316	(a)(b)	58,918
Working Capital (f)	**(2,393)**		17,641		(60,814)		(66,915)		(82,564)
Total Assets	**1,032,569**		998,946		972,240		896,145		588,002
Long-Term Debt	**196,214**		200,000		200,000		235,000		65,000
Shareholders' Equity	**396,574**		415,064		344,004		276,650		220,023
Per Share Data									
Income Per Share									
Diluted	**$1.35**	**(c)**	$1.41	(d)	$1.38	(a)(e)	$.91	(a)(b)	$.93
Basic	**1.38**	**(c)**	1.44	(d)	1.42	(a)(e)	.94	(a)(b)	.97
Cash Dividends									
Class A Common	**.30**		.26		.20		.18		.16
Class B Common	**.30**		.26		.20		.18		.16

(a) In the fourth quarter of fiscal year 2002 Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The amounts reported above include an unusual charge associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share in fiscal year 2003, and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, in fiscal year 2002.

(b) At the beginning of fiscal year 2003, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142: "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, amortization of goodwill and indefinite life intangibles is discontinued. Fiscal year 2002 includes amortization, which is no longer recorded of $9.6 million ($7.8 million after-tax).

(c) During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law on October 2004. The law provides for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrual on the dividend included approximately $7.5 million, or $0.12 per diluted share of tax that will have no cash impact on the Company. The income statement effect recorded in the fourth quarter of fiscal year 2005 will be fully offset by a tax benefit that will be recognized by the Company in the first quarter of fiscal year 2006.

(d) In fiscal year 2004, the Company recognized a net tax benefit of $3.0 million, equal to $0.05 per diluted share, related to the resolution of certain state and federal tax matters, and an adjustment to accrued foreign taxes.

(e) Fiscal year 2003 includes a one-time tax benefit of $12 million, equal to $0.19 per diluted share, relating to an increase in the tax-deductible net asset basis of a European subsidiary's assets.

(f) Working capital is reduced or negative as a result of including in current liabilities the deferred subscription revenue related to journal subscriptions for which the cash has been received and that will be recognized into income as the journals are shipped or made available online to the customers over the term of the subscription.

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To our Shareholders
John Wiley and Sons, Inc.:

The management of John Wiley and Sons, Inc. and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework* issued by COSO, our management concluded that our internal control over financial reporting was effective as of April 30, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of April 30, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ William J. Pesce

William J. Pesce
President and Chief Executive Officer

/s/ Ellis E. Cousens

Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

/s/ Edward J. Melando

Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of John Wiley & Sons, Inc.:

We have audited the accompanying consolidated statements of financial position of John Wiley & Sons, Inc. (the "Company") and subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2005. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule (as listed in the index to Item 8). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that John Wiley and Sons, Inc. (the "Company") and subsidiaries maintained effective internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of April 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of April 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2005, and our report dated June 30, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
New York, New York

June 30, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93591, 33-60268, 2-65296, 2-95104, 33-29372 and 33-62605 of John Wiley & Sons, Inc. (the "Company") of our reports dated June 30, 2005, with respect to the consolidated statements of financial position of John Wiley & Sons, Inc. as of April 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows, for each of the years in the three-year period ended April 30, 2005, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of April 30, 2005 and the effectiveness of internal control over financial reporting as of April 30, 2005, which reports appear in the April 30, 2005 annual report on Form 10-K of John Wiley & Sons, Inc.

/s/ KPMG LLP
New York, New York

July 7, 2005

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

John Wiley & Sons, Inc., and Subsidiaries	**April 30**	
Dollars in thousands	**2005**	2004
Assets		
Current Assets		
Cash and cash equivalents	**$ 89,401**	$ 82,027
Marketable securities	**10,000**	-
Accounts receivable	**137,787**	127,224
Taxes receivable	**398**	2,768
Inventories	**83,372**	83,789
Deferred income tax benefits	**5,921**	12,392
Prepaid and other	**12,039**	10,085
Total Current Assets	**338,918**	318,285
Product Development Assets	**61,511**	60,755
Property, Equipment and Technology	**115,383**	117,305
Intangible Assets	**291,041**	276,440
Goodwill	**195,563**	194,893
Deferred Income Tax Benefits	**4,285**	9,061
Other Assets	**25,868**	22,207
Total Assets	**$ 1,032,569**	$ 998,946
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts and royalties payable	**70,958**	68,338
Deferred subscription revenue	**142,766**	127,224
Accrued income taxes	**36,376**	19,338
Accrued pension liability	**6,229**	4,563
Other accrued liabilities	**84,982**	81,181
Total Current Liabilities	**341,311**	300,644
Long-Term Debt	**196,214**	200,000
Accrued Pension Liability	**62,116**	48,505
Other Long-Term Liabilities	**34,652**	31,757
Deferred Income Taxes	**1,702**	2,976
Shareholders' Equity		
Preferred Stock, $1 par value: Authorized - 2 million, Issued - zero	**-**	-
Class A Common Stock, $1 par value: Authorized - 180 million, Issued - 68,983,503 and 68,465,302	**68,984**	68,465
Class B Common Stock, $1 par value: Authorized - 72 million, Issued - 14,206,759 and 14,724,960	**14,207**	14,725
Additional paid-in capital	**55,478**	45,887
Retained earnings	**507,249**	441,533
Accumulated other comprehensive gain (loss):		
Foreign currency translation adjustment	**28,531**	18,123
Minimum liability pension adjustment	**(26,549)**	(15,926)
Unearned deferred compensation	**(3,074)**	(2,134)
	644,826	570,673
Less Treasury Shares At Cost (Class A - 20,374,692 and 18,011,826; Class B - 3,484,096 and 3,484,096)	**(248,252)**	(155,609)
Total Shareholders' Equity	**396,574**	415,064
Total Liabilities and Shareholders' Equity	**$ 1,032,569**	$ 998,946

CONSOLIDATED STATEMENTS OF INCOME

John Wiley & Sons, Inc., and Subsidiaries	**For the years ended April 30**		
Dollars in thousands except per share data	**2005**	2004	2003
Revenue	**$974,048**	$922,962	$853,971
Costs and Expenses			
Cost of sales	**325,061**	308,905	288,925
Operating and administrative expenses	**496,726**	474,902	432,700
Amortization of intangibles	**10,880**	9,776	9,620
Relocation-related expenses	**-**	-	2,465
Total Costs and Expenses	**832,667**	793,583	733,710
Operating Income	**141,381**	129,379	120,261
Interest Income and Other, Net	**1,505**	890	262
Interest Expense	**(7,223)**	(5,159)	(7,964)
Net Interest Expense and Other	**(5,718)**	(4,269)	(7,702)
Income Before Taxes	**135,663**	125,110	112,559
Provision for Income Taxes	**51,822**	36,270	25,284
Net Income	**$83,841**	$88,840	$87,275
Income Per Share			
Diluted	**$1.35**	$1.41	$1.38
Basic	**$1.38**	$1.44	$1.42
Cash Dividends Per Share			
Class A Common	**$0.30**	$0.26	$0.20
Class B Common	**$0.30**	$0.26	$0.20
Average Shares			
Diluted	**62,093**	63,226	63,086
Basic	**60,721**	61,771	61,504

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

John Wiley & Sons, Inc., and Subsidiaries	**For the years ended April 30**		
Dollars in thousands	**2005**	2004	2003
Operating Activities			
Net Income	$ **83,841**	$ 88,840	$ 87,275
Noncash Items			
Amortization of intangibles	**10,881**	9,776	9,620
Amortization of composition costs	**36,026**	31,852	29,923
Depreciation of property, equipment and technology	**31,447**	29,739	23,420
Reserves for returns, doubtful accounts, and obsolescence	**1,250**	9,012	11,219
Deferred income taxes	**17,283**	26,685	11,224
Pension expense, net of contributions	**(3,914)**	(8,603)	5,178
Other	**25,035**	23,518	24,552
Changes in Operating Assets and Liabilities			
Decrease (increase) in accounts receivable	**(3,072)**	(17,339)	(9,092)
Decrease (increase) in net taxes payable	**21,362**	(3,795)	732
Decrease (increase) in inventories	**3,994**	788	(14,594)
Increase (decrease) in deferred subscription revenues	**14,044**	8,077	(4,960)
Increase (decrease) in other accrued liabilities	**5,493**	12,834	(19,451)
Net change in other operating assets and liabilities	**(184)**	828	14,082
Cash Provided by Operating Activities	**243,486**	212,212	169,128
Investing Activities			
Additions to product development assets	**(64,407)**	(59,426)	(51,835)
Additions to property, equipment and technology	**(26,826)**	(29,222)	(63,221)
Acquisition of publishing assets and rights	**(22,527)**	(3,070)	(10,500)
Purchase of marketable securities	**(15,203)**	-	-
Sale of marketable securities	**5,203**	-	-
Cash Used for Investing Activities	**(123,760)**	(91,718)	(125,556)
Financing Activities			
Repayment of long-term debt	**(50,000)**	(35,000)	(30,000)
Borrowings of long-term debt	**45,992**	-	-
Purchase of treasury stock	**(94,786)**	(26,126)	(11,661)
Cash dividends	**(18,125)**	(16,270)	(12,344)
Proceeds from exercise of stock options and other	**3,444**	4,958	1,500
Cash Used for Financing Activities	**(113,475)**	(72,438)	(52,505)
Effects of Exchange Rate Changes on Cash	**1,123**	730	2,469
Cash and Cash Equivalents			
Increase (decrease) for year	**7,374**	48,786	(6,464)
Balance at beginning of year	**82,027**	33,241	39,705
Balance at end of year	$ **89,401**	$ 82,027	$ 33,241
Supplemental Information			
Business/Rights Acquired:			
Fair value of assets acquired	$ **22,527**	$ 3,070	$ 10,530
Liabilities assumed	**-**	-	(30)
Cash Paid for Businesses/Rights Acquired	$ **22,527**	$ 3,070	$ 10,500
Cash Paid During the Year for			
Interest	$ **5,611**	$ 4,620	$ 7,496
Income taxes, net	$ **12,094**	$ 11,801	$ 3,859

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Deferred Comp-ensation	Accumulated Other Comp-rehensive Income (Loss)	Total Share-holder's Equity
Balance at May 1, 2002	$ 68,067	$ 15,124	$ 26,838	$ 294,032	$ (123,334)	$ (1,375)	$ (2,702)	$ 276,650
Shares Issued Under Employee Benefit Plans			4,990		656			5,646
Purchase of Treasury Shares					(11,661)			(11,661)
Exercise of Stock Options, Net of Tax			2,275		540			2,815
Class A Common Stock Dividends Declared				(10,024)				(10,024)
Class B Common Stock Dividends Declared				(2,320)				(2,320)
Other	83	(83)				92		92
Comprehensive Income, Net of Tax:								
Net income				87,275				87,275
Foreign currency translation adjustments							12,668	12,668
Derivative cash flow hedges							168	168
Minimum liability pension adjustment, net of a $9,299 tax benefit							(17,305)	(17,305)
Total Comprehensive Income								82,806
Balance at May 1, 2003	$ 68,150	$ 15,041	$ 34,103	$ 368,963	$ (133,799)	$ (1,283)	$ (7,171)	$ 344,004
Shares Issued Under Employee Benefit Plans			4,203		1,371			5,574
Purchase of Treasury Shares					(26,126)			(26,126)
Exercise of Stock Options, Net of Tax			7,581		2,945			10,526
Class A Common Stock Dividends Declared				(13,318)				(13,318)
Class B Common Stock Dividends Declared				(2,952)				(2,952)
Other	315	(316)				(851)		(852)
Comprehensive Income, Net of Tax:								
Net income				88,840				88,840
Foreign currency translation adjustments							7,989	7,989
Minimum liability pension adjustment, net of a $741 tax charge							1,379	1,379
Total Comprehensive Income								98,208
Balance at May 1, 2004	$ 68,465	$ 14,725	$ 45,887	$ 441,533	$ (155,609)	$ (2,134)	$ 2,197	$ 415,064
Shares Issued Under Employee Benefit Plans			5,753		1,353			7,106
Purchase of Treasury Shares					(94,786)			(94,786)
Exercise of Stock Options, Net of Tax			3,838		790			4,628
Class A Common Stock Dividends Declared				(14,938)				(14,938)
Class B Common Stock Dividends Declared				(3,187)				(3,187)
Other	519	(518)				(940)		(939)
Comprehensive Income, Net of Tax:								
Net income				83,841				83,841
Foreign currency translation adjustments							10,408	10,408
Minimum liability pension adjustment, net of a $5,770 tax benefit							(10,623)	(10,623)
Total Comprehensive Income								83,626
Balance at April 30, 2005	$ 68,984	$ 14,207	$ 55,478	$ 507,249	$ (248,252)	$ (3,074)	$ 1,982	$ 396,574

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise).

The Company is a global publisher of print and electronic products, providing must-have content to customers worldwide. Core businesses include professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and educational materials for undergraduate and graduate students and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has at least a 20%, but less than a majority interest, are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of the customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $7.3 million and $11.4 million at April 30, 2005 and 2004, respectively.

Sales Return Reserves: The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which the Company operates. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $56.7 million and $63.8 million at April 30, 2005 and 2004, respectively.

Reserve for Inventory Obsolescence: Inventories are carried at cost or market, whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $24.2 million and $25.9 million as of April 30, 2005 and 2004, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill, other intangible assets with indefinite lives, and other intangible assets with related useful lives. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates.

Inventories: Inventories are stated at cost or market, whichever is lower. U.S. book inventories aggregating $62.1 million and $66.7 million at April 30, 2005 and 2004, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Product Development Assets: Product development assets consist of composition costs and royalty advances to authors. Costs associated with developing any publication are expensed until the product is determined to be commercially viable. Composition costs, primarily representing the costs incurred to bring an edited commercial manuscript to publication including typesetting, proofreading, design and illustration, etc., are capitalized and generally amortized on a double-declining basis over estimated useful lives, ranging from 1 to 3 years. Royalty advances to authors are capitalized and, upon publication, are recovered as royalties are earned by the authors based on sales of the published works. Author advances are periodically reviewed for recoverability and a reserve for loss is maintained, if appropriate.

Advertising Expense: Advertising costs are expensed as incurred.

Property, Equipment and Technology: Property, equipment and technology is recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and expensed as incurred for preliminary project activities and post-implementation activities. Costs incurred during the application development stage to obtain or develop computer software for internal use including costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the software project, are capitalized and amortized over the expected useful life of the related software. Costs incurred during the preliminary project stage, as well as maintenance, training, and upgrades that do not result in additional functionality, are expensed as incurred.

Buildings, leasehold improvements, and capital leases are amortized over the lesser of the estimated useful lives of the assets up to 40 years, or the duration of the various leases, using the straight-line method. Furniture and fixtures are depreciated principally on the straight-line method over estimated useful lives ranging from 3 to 10 years. Computer equipment and capitalized software are amortized on a straight-line basis over estimated useful lives ranging from 3 to 5 years.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks, acquired publication rights and noncompete agreements. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur. The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. Other finite-lived intangible assets continue to be amortized over their useful lives.

Acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 30 years. Non-compete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: The Company follows Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Under SFAS No. 144, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

Derivative Financial Instruments – Foreign Exchange Contracts: The Company, from time to time, enters into forward exchange contracts as a hedge against foreign currency asset and liability commitments, and anticipated transaction exposures. The Company does not use financial instruments for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, all derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and, depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur.

For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. For hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction are specifically identified, and it must be probable that each forecasted transaction will occur. If it is deemed probable that the forecasted transaction will not occur, the gain or loss is recognized in earnings currently.

During the first quarter of fiscal year 2004 the Company entered into derivative contracts to hedge potential foreign currency volatility on a portion of fiscal year 2004 inventory purchases. The contracts were designated as cash flow hedges and were considered by management to be highly effective. All of the derivative foreign exchange contracts settled during fiscal year 2004 resulting in a loss of approximately $300,000, which was recognized in cost of sales as the related inventory was sold.

The Company did not enter into any derivative contracts during fiscal year 2005. Included in operating and administrative expenses were net foreign exchange transaction (gains)/losses of approximately $(1.8) million, $1.4 million, and $.7 million in fiscal years 2005, 2004, and 2003, respectively.

Foreign Currency Translation: The Company translates the results of operations of its international subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Stock-Based Compensation: Stock options and restricted stock grants are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Accordingly, the Company recognizes no compensation expense for fixed stock option grants since the exercise price is equal to the fair value of the shares at date of grant. For restricted stock grants, compensation cost is generally recognized ratably over the vesting period based on the fair value of shares.

The fair value of the awards was estimated at the date of grant using the Black Scholes option-pricing model. The per share value of options granted in connection with the Company's stock option plans has been estimated with the following weighted average assumptions:

	2005	2004	2003
Expected Life of Options (Years)	**8.1**	8.1	8.0
Risk-Free Interest Rate	**4.5%**	2.9%	4.9%
Volatility	**26.2%**	30.7%	34.3%
Dividend Yield	**0.9%**	1.0%	0.8%
Per share fair value of options granted	**$11.00**	$8.97	$11.09

For purposes of the following pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information under SFAS No. 123 and SFAS No. 148 was as follows:

	2005	2004	2003
Net Income as Reported	**$83,841**	$88,840	$87,275
Stock-Based Compensation, Net of Tax, Included in the Determination of Net Income as Reported:			
Restricted stock plans	**3,575**	2,642	1,436
Director stock plan	**57**	42	230
Stock-Based Compensation Costs, Net of Tax, that would have been included in the determination of net income had the fair value-based method been applied	**(8,991)**	(7,145)	(5,521)
Pro Forma Net Income	**$78,482**	$84,379	$83,420
Reported Earnings Per Share			
Diluted	**$1.35**	$1.41	$1.38
Basic	**$1.38**	$1.44	$1.42
Pro Forma Earnings Per Share			
Diluted	**$1.26**	$1.34	$1.32
Basic	**$1.29**	$1.37	$1.36

Cash Equivalents: Cash equivalents consist primarily of highly liquid investments that mature within three months or less and are stated at cost plus accrued interest, which approximates market value.

Recent Accounting Standards

In October 2004, Congress passed the American Jobs Creation Act of 2004 (the "Act"). In addition to a number of other changes in the tax law, the Act provides a deduction from taxable income equal to a stipulated percentage of qualified income from Companies that pay U.S income taxes on manufacturing activities in the U.S. In December 2004, the Financial Accounting Standards Board ("FASB") issued a FASB Staff Position ("FSP") regarding the accounting implications of the Act. The FSP requires that the deduction for qualified domestic property be accounted for as a special deduction in accordance with FASB Statement No. 109, "Accounting for Income Taxes," thus reducing a company's tax expense in the period or periods the amounts are deductible on its tax return. The net impact of the Act is expected to be favorable to the Company's income tax rate.

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123R") "Share-Based Payments." SFAS 123R will require the Company to measure the cost of all employee stock-based compensation awards based on the grant-date-fair-value and to record that cost as compensation expense over the period during which the employee is required to perform service under the terms of the award. The statement eliminates the alternative method of accounting for the employee share-based payments previously available under Accounting Principles Board Opinion No. 25. SFAS 123R will be effective beginning in the Company's first quarter of fiscal year 2007. The Company currently discloses the pro forma effect of SFAS 123 in the notes to these financial statements. The impact of SFAS 123R adoption is expected to approximate the proforma effect as disclosed in the notes to the financial statements.

Income Per Share

A reconciliation of the shares used in the computation of net income per share for the years ended April 30 follows:

In thousands	**2005**	2004	2003
Weighted Average Shares Outstanding	**60,886**	62,009	61,675
Less: Unearned Deferred Compensation Shares	**(165)**	(238)	(171)
Shares Used for Basic Income Per Share	**60,721**	61,771	61,504
Dilutive Effect of Stock Options and Other Stock Awards	**1,372**	1,455	1,582
Shares Used for Diluted Income Per Share	**62,093**	63,226	63,086

For the years ended April 30, 2005, 2004, and 2003 options to purchase Class A Common Stock of zero, zero and .9 million respectively, have been excluded from the shares used for diluted income per share as their inclusion would have been antidilutive.

Acquisitions

In the first quarter of fiscal year 2005, the Company acquired the *Journal of Microscopy and Analysis*, a controlled circulation journal, for approximately $5.4 million, which is recorded as acquired publication rights.

In the third quarter of fiscal year 2005, the Company acquired the rights to the life sciences reference portfolio of the Macmillan Nature Publishing Group for approximately $4.5 million, which is recorded as acquired publication rights.

During the fourth quarter of fiscal year 2005, the Company completed the acquisition of Whurr Publishers Limited for approximately $4.6 million. Whurr is a leading publisher for the Nursing, Speech and Language Therapy and Audiology, Psychology and Special Education communities in the U.K. In addition, the Company acquired the rights to publish various finance professional trade titles from Marketplace Books, Inc. for approximately $1.7 million. The majority of the cost of both acquisitions are recorded as acquired publication rights.

During fiscal year 2004, the Company invested $3.1 million in acquisitions including payments to complete prior year acquisitions, the purchase of publishing rights to higher education titles and publishing rights to several scientific, technical, and medical journals.

During fiscal year 2003, the Company acquired publishing assets aggregating $10.5 million, which include teacher-education titles from Prentice Hall Direct/Pearson Education, turf grass management and golf-course design titles from Sleeping Bear Press/Ann Arbor Press, technology titles from Peer Information Ltd. published under the Wrox Press Ltd. and Friends of Ed Ltd. imprints, life-science textbooks from Fitzgerald Science Press, Inc., and the Book of Yields from Chef Desk. The cost of these investments were principally allocated to acquired publication rights and noncompete agreements that are being amortized on a straight-line basis over estimated average useful lives ranging from 5 to 20 years.

In April 2005, Wiley signed an agreement to acquire substantially all the assets of Sybex, Inc., a global publisher of computer books and software for information technology professionals for approximately $11 million. The sale closed on May 31, 2005.

Headquarters Relocation

The Company completed the relocation of its headquarters to Hoboken, N.J. in the first quarter of fiscal year 2003. The first quarter of fiscal year 2003 includes charges for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share.

Marketable Securities

Marketable securities at April 30, 2005 consist entirely of shares of variable rate securities issued by closed-end funds that invest in a diversified portfolio of government and corporate securities. Generally, these securities do not have a stated maturity date and reset their dividends every 28 days. The Company accounts for these securities as available-for-sale in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." In fiscal year 2005, the Company purchased $15.2 million of these securities and subsequently sold $5.2 million. For the year ended April 30, 2005, $0.1 million was recognized as interest income on these securities. There were no comparable investments at April 30, 2004 and April 30, 2003. The carrying value of these securities approximates fair value.

Inventories

Inventories at April 30 were as follows (in thousands):

	2005	2004
Finished Goods	**$72,931**	$74,310
Work-in-Process	**6,743**	7,582
Paper, Cloth, and Other	**6,028**	4,397
	85,702	86,289
LIFO Reserve	**(2,330)**	(2,500)
Total Inventories	**$83,372**	$83,789

Product Development Assets

Product development assets consisted of the following at April 30 (in thousands):

	2005	2004
Composition Costs	**$34,296**	$32,379
Royalty Advances	**27,215**	28,376
Total	**$61,511**	$60,755

Composition costs are net of accumulated amortization of $84,719 in 2005 and $76,248 in 2004.

Property, Equipment and Technology

Property, equipment and technology consisted of the following at April 30 (in thousands):

	2005	2004
Land and Land Improvements	**$ 4,773**	$ 5,027
Buildings and Leasehold Improvements	**66,491**	62,188
Furniture and Fixtures	**53,528**	49,506
Computer Equipment and Capitalized Software	**144,812**	122,581
	269,604	239,302
Accumulated Depreciation	**(154,221)**	(121,997)
Total	**$ 115,383**	$ 117,305

The net book value of capitalized software costs was $27.7 million and $30.0 million as of April 30, 2005 and 2004, respectively. The depreciation expense recognized in 2005, 2004, and 2003 for capitalized software costs was approximately $14.8 million, $10.8 million, and $6.0 million, respectively.

Goodwill and Other Intangible Assets

The following table summarizes the activity in goodwill by segment (in thousands):

	As of April 30, 2004	Acquisitions and Dispositions	Cumulative Translation and Other Adjustments	As of April 30, 2005
P/T	$147,256	-	(376)	$146,880
STM	23,193	-	-	23,193
European	22,271	730	223	23,224
Other	2,173	-	93	2,266
Total	$ 194,893	730	(60)	$ 195,563

The following table summarizes intangibles subject to amortization as of April 30 (in thousands):

	2005	2004
Acquired Publication Rights	**$171,430**	$155,054
Accumulated Amortization	**(59,073)**	(53,505)
Net Acquired Publication Rights	**$112,357**	$101,549
Covenants Not to Compete	**$1,690**	$890
Accumulated Amortization	**(1,332)**	(483)
Net Covenants Not to Compete	**$358**	$407
Total	**$112,715**	$101,956

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 fiscal years are as follows: 2006 – $11.3 million; 2007 – $11.1 million; 2008 – $10.9 million; 2009 – $10.7 million; and 2010 – $8.7 million.

The following table summarizes other intangibles not subject to amortization as of April 30 (in thousands):

	2005	2004
Acquired Publication Rights	**$120,426**	$116,584
Branded Trademarks	**57,900**	57,900
Total	**$178,326**	$174,484

Other Accrued Liabilities

Other accrued liabilities as of April 30 consisted of the following (in thousands):

	2005	2004
Accrued Compensation	**$47,300**	$42,053
Rent	**3,088**	2,313
Employee Benefits	**3,393**	3,471
Advertising	**5,388**	5,517
Other	**25,813**	27,827
Total	**$84,982**	$81,181

Income Taxes

The provision for income taxes for the year ended April 30 was as follows (in thousands):

	2005	2004	2003
Current Provision(Benefit)			
US – federal	**$22,078**	$(1,198)	$4,946
International	**11,335**	9,425	8,186
State and local	**1,126**	1,358	928
Total Current Provision	**34,539**	9,585	14,060
Deferred Provision(Benefit)			
US – federal	**11,156**	21,529	16,923
International	**4,656**	2,600	(8,159)
State and local	**1,471**	2,556	2,460
Total Deferred Provision	**17,283**	26,685	11,224
Total Provision	**$51,822**	$36,270	$25,284

Included in the Company's cash provided by operating activities under the caption changes in other operating assets and liabilities are tax benefits related to the exercise of stock options and restricted stock held by employees amounting to $4.6 million, $7.9 million, and $3.0 million for fiscal years 2005, 2004, and 2003, respectively, which reduce current income taxes payable.

International and United States pretax income for the year ended April 30 was as follows (in thousands):

	2005	2004	2003
International	**$45,491**	$41,853	$37,015
United States	**90,172**	83,257	75,544
Total	**$135,663**	$125,110	$112,559

The Company's effective income tax rate as a percentage of pretax income differed from the U.S. federal statutory rate as shown below:

	2005	2004	2003
U.S. Federal Statutory Rate	**35.0%**	35.0%	35.0%
State and Local Income Taxes, Net of Federal Income Tax Benefit	**1.3**	2.0	2.0
Tax Benefit Derived from FSC/EIE Income	**(1.5)**	(1.6)	(2.1)
Foreign Source Earnings Taxed at Other than U.S. Statutory Rate	**(1.0)**	(2.9)	(.8)
Foreign Reorganization	**-**	-	(10.7)
Tax on Repatriated Foreign Dividends	**5.5**	-	-
Tax Benefit	**-**	(2.4)	-
Other – Net	**(1.1)**	(1.1)	(.9)
Effective Income Tax Rate	**38.2%**	29.0%	22.5%

Tax on Repatriated Foreign Dividends: During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law in October 2004. The law provides for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrual on the dividend included approximately $7.5 million, or $0.12 per diluted share of tax which will have no cash impact on the Company. The Company has provided the $7.5 million tax liability based on the enacted tax law in effect at April 30, 2005 and will be reducing its liability by a corresponding amount based upon changes in regulatory guidance issued in May 2005. The income statement effect recorded in the fourth quarter of fiscal year 2005 will be fully offset by a tax benefit that will be recognized by the Company in the first quarter of fiscal year 2006.

Tax Benefit: In fiscal year 2004 the Company reported a tax benefit related to the favorable resolution of certain federal, state and foreign tax matters. The tax benefit reduced the fiscal year 2004 effective tax rate by 2.4%

Foreign Reorganization: During the second quarter of fiscal year 2003 the Company merged several of its European subsidiaries into a new entity, which enabled the Company to increase the tax-deductible net asset basis of the merged subsidiaries to fair market value creating a tax asset greater than the related book value. The $12 million benefit attributable to the increase tax basis reduced the Company's fiscal year 2003 effective tax rate by 10.7%. The $12 million benefit includes the release of $7.8 million of valuation allowance recorded in prior years.

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The significant components of deferred tax assets and liabilities at April 30 were as follows (in thousands):

	2005		2004	
	Current	**Long-Term**	Current	Long -Term
Reserve for Sales Returns and Doubtful Accounts	**$12,124**	**$484**	$17,617	$438
Inventory	**(6,336)**	**-**	(5,358)	-
Accrued Expenses	**133**	**9,290**	133	7,689
Capitalized Costs	**-**	**4,850**	-	5,657
Retirement and Post-employment Benefits	**-**	**14,271**	-	10,130
Depreciation and Amortization	**-**	**(29,347)**	-	(20,602)
Long-Term Liabilities	**-**	**3,035**	-	2,773
Net Deferred Tax Assets	**$5,921**	**$2,583**	$12,392	$6,085

In general, the Company plans to continue to invest the undistributed earnings of its international subsidiaries in those businesses, and therefore no provision other than the provision associated with the current year dividend repatriated under the American Jobs Creation Act is made for taxes that would be payable if such earnings were distributed. At April 30, 2005, the undistributed earnings of international subsidiaries approximated $16 million and, if remitted currently, would not result in additional taxes.

Debt and Available Credit Facilities

At April 30,	**2005**	2004
$200 million Term Loan Agreement – Due September 2006	**$150,000**	$200,000
$100 million Revolving Credit Facility – Due September 2006	**-**	-
£50 million Revolving Credit Facility	**46,214**	-
Total Debt	**$196,214**	$200,000

The Company maintains a bank credit facility with 13 banks, consisting of a $200 million five-year term loan facility and a $100 million revolving credit facility. The Company prepaid $50 million of the term loan in April 2005. The Company has the option of borrowing at the following floating interest rates: (i) at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .625% to 1.375% depending on the coverage ratio of debt to EBITDA; or

(ii) at the higher of (a) the Federal Funds Rate plus .5% or (b) UBS's prime rate, plus an applicable margin ranging from 0% to .375% depending on the coverage ratio of debt to EBITDA. In addition, the Company pays a commitment fee ranging from .125% to .225% on the unused portion of the facility, depending on the coverage ratio of debt to EBITDA.

On April 21, 2005, the Company's subsidiaries in the United Kingdom and Germany became co-borrowers under a multi-currency revolving credit agreement with a face value of £50 million (approximately $96 million) with the Royal Bank of Scotland that expires in April 2009. The bank's commitment decreases each year on the anniversary of the agreement so that amounts outstanding cannot exceed the following (in millions):

Fiscal Year	Sterling	US Dollar Equivalent
2006	42.5	$81.4
2007	30.0	$57.5
2008	15.0	$28.7

Above amounts have been translated at the April 30, 2005 US dollar/Sterling exchange rate of 1.916

The interest rate on each borrowing under the multi-currency revolving credit agreement is based on the London Interbank Offered Rate (or, for any loan in euros, the Euro Interbank Offered Rate) plus an applicable margin ranging from .50% to 1.25% depending on the coverage ratio of debt to EBITDA. In addition, a commitment fee ranging from .125% to .3125% on the unused portion of the facility, depending on the coverage ratio of debt to EBITDA, is incurred. Borrowings under the agreement are guaranteed by John Wiley and Sons, Inc.

In the event of a change of control, as defined, the banks have the option to terminate the agreements and require repayment of any amounts outstanding.

The credit agreements contain certain restrictive covenants related to minimum net worth, funded debt levels, an interest coverage ratio, and restricted payments, including a cumulative limitation for dividends paid and share repurchases. Under the most restrictive covenant, approximately $172.4 million was available for such restricted payments as of April 30, 2005.

The Company and its subsidiaries have other short-term lines of credit aggregating $33 million at various interest rates. No amounts were outstanding at April 30, 2005, 2004 or 2003. Information relating to all short-term lines of credit follows (in thousands):

	2005	2004	2003
Maximum amount outstanding during the year	-	$65,000	$95,000
Average amount outstanding	-	$ 14,241	$ 29,500

The Company's total available lines of credit as of April 30, 2005 were $228 million. The weighted average interest rates on long term debt outstanding during fiscal years 2005 and 2004 were 2.77% and 1.87%, respectively. As of April 30, 2005 and 2004, the weighted average interest rates for the long term debt were 3.30% and 2.00% respectively. Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of notes payable and long-term debt approximates the carrying value.

Commitments and Contingencies

The following schedule shows the composition of rent expense for operating leases (in thousands):

	2005	2004	2003
Minimum Rental	**$ 25,897**	$ 25,063	$ 24,819
Less: Sublease Rentals	**(1,248)**	(392)	(156)
Total	**$ 24,649**	$ 24,671	$ 24,663

Future minimum payments under operating leases aggregated $235.2 million at April 30, 2005. Future annual minimum payments under these leases are approximately $26.4 million, $25.3 million, $23.8 million, $22.9 million, and $21.4 million for fiscal years 2006 through 2010, respectively. Future minimum rentals to be received under non-cancelable subleases aggregate $10.7 million at April 30, 2005. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives, such as rent holidays, is recorded on a straight-line basis over the term of the lease.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Retirement Plans

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and compensation, as defined.

In fiscal year 2005, the U.S. retirement plan was amended to change the method used to compute retirement benefits. The new formula will apply to current compensation (as defined) whereas the previous formula was based upon the highest average compensation for the three consecutive years ended December 31, 1997. Benefits accrued through December 31, 2004 under the "previous" plan were frozen as of that date, and will be supplemented annually by additions calculated under a new formula. The effect of this change was to increase pre-tax pension expense for fiscal year 2005 by $0.5 million, $0.2 million after-tax. The estimated pre-tax effect, for fiscal year 2006 is approximately $1.5 million, $1.0 million after-tax.

In fiscal year 2003, certain international plans were amended to require participants to make annual contributions to their plan. This amendment did not have a material impact on pension expense for the year. The net pension expense included below for the international plans amounted to approximately $6.7 million, $6.3 million, and $5.4 million for 2005, 2004, and 2003, respectively.

The Company has agreements with certain officers and senior management personnel that provide for the payment of supplemental retirement benefits during each of the 10 years after the termination of employment. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

The components of net pension expense for the defined benefit plans were as follows (in thousands):

	2005	2004	2003
Service Cost	**$8,492**	$6,962	$6,519
Interest Cost	**10,791**	9,651	9,350
Expected Return on Plan Assets	**(9,146)**	(6,830)	(6,889)
Net Amortization of Prior Service Cost	**591**	666	645
Net Amortization of Unrecognized Transition Asset	**(27)**	(25)	(39)
Recognized Net Actuarial Loss	**2,017**	2,177	885
Net Pension Expense	**$12,718**	$12,601	$10,471

The weighted-average assumptions used to determine net pension expense for the years ended April 30 were as follows:

	2005	*2004*	*2003*
Discount rate	**6.1%**	6.3%	7.1%
Rate of Compensation Increase	**3.6%**	3.7%	5.8%
Expected Return on Plan Assets	**8.0%**	7.9%	7.9%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $209.0 million, $190.8 million, and $127.7 million, respectively, as of April 30, 2005, and $170.1 million, $158.8 million, $106.4 million, respectively, as of April 30, 2004.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations. The unfunded plans relate primarily to a non-US subsidiary, which is governed by local statutory requirements, and the domestic supplemental retirement plans for certain officers and senior management personnel.

Dollars in thousands	2005		2004	
CHANGE IN PLAN ASSETS	**Funded**	**Unfunded**	Funded	Unfunded
Fair Value of Plan Assets, Beginning of Year	**$ 110,897**	**$ -**	$ 78,608	$ -
Actual Return on Plan Assets	**7,450**	**-**	13,038	-
Employer Contributions	**14,748**	**1,875**	19,633	1,571
Participants' Contributions	**724**	**-**	472	-
Benefits Paid	**(4,410)**	**(1,875)**	(4,984)	(1,571)
Foreign Currency Rate Changes	**3,920**	**-**	4,130	-
Fair Value, End of Year	**$ 133,329**	**$ -**	$ 110,897	$ -
CHANGE IN BENEFIT OBLIGATION				
Benefit Obligation, Beginning of Year	**$ (139,909)**	**$ (34,367)**	$ (118,264)	$ (31,832)
Service Cost	**(7,145)**	**(1,346)**	(5,842)	(1,120)
Interest Cost	**(8,656)**	**(2,135)**	(7,689)	(1,962)
Employees' Contributions	**(724)**	**-**	(416)	-
Amendments	**-**	**633**	-	-
Actuarial Gain (Loss)	**(16,923)**	**(3,568)**	(6,260)	16
Benefits Paid	**4,410**	**1,875**	4,984	1,571
Foreign Currency Rate Changes	**(5,994)**	**(1,577)**	(6,422)	(1,040)
Benefit Obligation, End of Year	**$ (174,941)**	**$ (40,485)**	$ (139,909)	$ (34,367)
Funded Status	**$ (41,612)**	**$ (40,485)**	$ (29,012)	$ (34,367)
Unrecognized Net Asset	**0**	**0**	210	6
Unrecognized Prior Service Cost (Benefit)	**3,931**	**(212)**	4,419	404
Unrecognized Net Actuarial Loss	**50,839**	**6,233**	31,960	2,818
Prepaid (Accrued) Pension Cost	**$ 13,158**	**$ (34,464)**	$ 7,577	$ (31,139)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION				
Deferred Pension Asset	**$ 1,397**	**$ -**	$ 992	$ -
Accrued Pension Liability	**(30,838)**	**(37,507)**	(21,669)	(31,395)
Other Asset	**3,415**	**1,350**	3,891	135
Accumulated Other Comprehensive Income	**39,184**	**1,693**	24,363	121
Net Amount Recognized	**$ 13,158**	**$ (34,464)**	$ 7,577	$ (31,139)
WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ASSETS AND LIABILITIES				
Discount Rate	**5.6%**	**5.3%**	6.1%	6.1%
Expected Return on Plan Assets	**8.4%**	**-**	8.0%	-
Rate of Compensation Increase	**3.8%**	**3.7%**	3.6%	3.7%
Accumulated Benefit Obligations	**$ (162,761)**	**$ (32,260)**	$ (131,212)	$ (30,668)
Increase/(Decrease) in Minimum Liability Included in Accumulated Other Comprehensive Income (Above)	**$ 14,821**	**$ 1,572**	$ (2,063)	$ (37)

The table below represents the asset mix of the investment portfolio of the post-retirement benefit plan as of April 30:

	Percentage of Plan Assets	
Asset Category	**2005**	2004
U.S. Equities	**25%**	25%
International Equities	**32%**	35%
Debt Securities	**37%**	36%
Real Estate	**5%**	3%
Other	**1%**	1%
Total	**100%**	100%

The investment goal for the defined benefit pension plans is to generate an above-average return in a diversified portfolio of stocks, bonds, and real estate. The plans' risk management practices provide guidance to the investment managers, including guidelines for asset concentration, credit rating and liquidity. Asset allocation favors a balanced portfolio, with a target allocation of approximately 55% equity securities, 40% fixed income securities, and 5% real estate. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges.

The expected long-term rates of return were estimated using market benchmarks for equities, real estate, and bonds applied to each plan's target asset allocation. Expected returns are estimated by asset class and represent the sum of expected real rates of return plus anticipated inflation. The expected long-term rates are then compared to actual historic investment performance of the plan assets and evaluated through consultation with investment advisors.

Expected employer contributions in fiscal year 2006 to the defined benefit pension plans are $7 million, consisting primarily of the minimum legal amounts required for its international plans. Wiley does not anticipate making a contribution to its domestic defined benefit pension plan as, currently, none is statutorily required. From time to time, the Company may elect to make voluntary contributions to its defined benefit plans to improve their funded status.

Expected benefit payments from all plans are expected to approximate $6.5 million in fiscal year 2006, $6.9 million in fiscal year 2007, $7.3 million in fiscal year 2008, $7.8 million in fiscal year 2009, $8.3 million in fiscal year 2010, and $48.5 million for fiscal years 2011 through 2015.

The Company provides contributory life insurance and health care benefits, subject to certain dollar limitations for substantially all of its retired U.S. employees. The cost of such benefits is expensed over the years the employee renders service and is not funded in advance. The accumulated post-retirement benefit obligation as of April 30, 2005 and 2004 was $2.0 million and $1.4 million, respectively. Annual expenses for these plans for all years were immaterial.

The Company has a defined contribution 401(k) savings plan. The Company contribution is based on employee contributions and the level of Company match. The expense for this plan amounted to approximately $2.7 million, $2.9 million, and $2.5 million in 2005, 2004, and 2003, respectively.

Equity Compensation Plans

All equity compensation plans have been approved by security holders. In fiscal year 2005, the shareholders approved the 2004 Key Employee Stock Plan ("2004 Plan") to replace the Company's prior Long Term Incentive Plan. Under the 2004 Plan, qualified employees are eligible to receive awards that may include stock options, performance-based stock awards, and restricted stock awards. Under the 2004 Plan, a maximum number of 8,000,000 shares of Company Class A stock may be issued. No more than 600,000 shares to any one individual may be issued in a year. As of April 30, 2005, there were no remaining securities to be issued under the Company's prior Long Term Incentive Plan and 7,985,000 securities remaining available for future issuance under the 2004 Plan.

The exercise price of options granted under the plan may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable, in part or in full, over a maximum period of 10 years from the date of grant, and generally vest within five years from the date of the grant. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

A summary of the activity and status of the Company's stock option plans was as follows:

	2005		2004		2003	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of Year	**5,047,980**	**$20.12**	5,034,904	$16.98	4,599,704	$14.44
Granted	**993,145**	**$31.84**	928,834	$25.32	900,809	$24.90
Exercised	**(425,066)**	**$12.12**	(881,013)	$ 7.63	(427,356)	$ 5.78
Canceled	**(53,000)**	**$25.29**	(34,745)	$21.77	(38,253)	$23.17
Outstanding at End of Year	**5,563,059**	**$22.77**	5,047,980	$20.12	5,034,904	$16.98
Exercisable at End of Year	**2,246,068**	**$16.80**	2,104,909	$14.22	2,161,372	$10.08

The following table summarizes information about stock options outstanding and options exercisable at April 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Term	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 7.06 to $ 8.63	367,438	1.7 years	$ 8.17	367,438	$ 8.17
$13.75 to $14.59	831,036	3.1 years	13.90	831,036	13.90
$17.25 to $20.54	93,895	6.1 years	19.49	82,145	19.34
$20.56 to $23.40	969,174	5.3 years	22.25	535,874	21.39
$23.56 to $25.32	2,323,513	6.9 years	24.77	429,575	23.57
$31.89 to $31.89	978,003	9.1 years	31.89	-	-
Total	5,563,059	6.1 years	$22.77	2,246,068	$16.80

Under the terms of the Company's executive long-term incentive plans, upon the achievement of certain three-year financial performance-based targets, awards will be payable in restricted shares of the Company's Class A Common Stock. The restricted shares vest 50% on the first and second anniversary date after the award is earned. Compensation expense is charged to earnings over the respective three-year period.

The Company also grants restricted shares of the Company's Class A Common Stock to key executive officers and others in connection with their employment. The restricted shares generally vest one half at the end of the fourth and fifth years following the date of the grant. Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier. Compensation expense is charged to earnings ratably over five years, or sooner if vesting is accelerated, from the dates of grant. Restricted shares issued in connection with the above plans amounted to 129,647, 177,605 and 84,376 shares at weighted average fair values of $32.13, $25.16, and $26.08 per share in 2005, 2004, and 2003, respectively.

Under the terms of the Company's 1990 Director Stock Plan (the "1990 Plan"), as amended and restated as of June 2001, each member of the Board of Directors who is not an employee of the Company was awarded either (a) Class A Common Stock equal to 50% of the board member's annual fee, based on the stock price on the date of grant, or (b) stock options equal to 150% of the annual fee divided by the stock price on the date of grant. Directors' stock options were 100%

exercisable at date of grant. In fiscal year 2003, 13,224 stock options were granted under the 1990 Plan at an exercise price of $21.44. In fiscal years 2005 and 2004, 4,498 and 4,109 shares of common stock were issued under the 1990 Plan, respectively.

In September 2004 the shareholders approved the Director Stock Plan (the "Director Plan"). No further shares or options will be granted under the 1990 Plan. Under the terms of the Director Plan, each non-employee director will receive an award of Class A Common Stock equal in value to 100% of the annual director fee, based on the stock price on the date of grant. The granted shares may not be sold or transferred during the time the non-employee director remains a director.

Directors may also elect to receive all or a portion of their director fees in Company stock. No shares were issued in lieu of cash compensation for any of the years presented.

Capital Stock and Changes in Capital Accounts

Each share of the Company's Class B Common Stock is convertible into one share of Class A Common Stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one tenth of one vote and each share of Class B stock is entitled to one vote.

Under the Company's current stock repurchase program, up to four million shares of its Class A common stock may be purchased from time to time in the open market and through privately negotiated transactions. During fiscal year 2005, the Company repurchased 2,877,200 shares at an average price of $32.94 per share under the current and previous programs. As of April 30, 2005, the Company has authorization from its Board of Directors to purchase up to approximately 900,000 additional shares.

Segment Information

The Company is a global publisher of print and electronic products, providing must-have content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical and medical journals, encyclopedias, books, and online products and services; and educational materials for advanced placement, undergraduate, and graduate students, teachers and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The Company's reportable segments are based on the management reporting structure, which is also used to evaluate performance. Other segments include the Company's operating divisions in Asia, Australia and Canada. Segment information is as follows (in thousands):

2005

	U.S. Segments				European Segment	Other Segments	Eliminations & Corporate Items	Total
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$313,655	$182,412	$124,062	$620,129	$247,016	$106,903	$ –	$974,048
Intersegment Sales	36,683	8,103	26,843	71,629	21,841	1,746	(95,216)	–
Total Revenue	$350,338	$190,515	$150,905	$691,758	$268,857	$108,649	$ (95,216)	$974,048
Direct Contribution to Profit	$102,326	$88,899	$38,221	$229,446	$86,226	$24,175	–	$339,847
Shared Services and Admin. Costs (a)								($198,466)
Operating Income								141,381
Interest Expense and Other, Net								(5,718)
Income Before Taxes								$135,663
Total Assets	$395,397	$62,207	$101,596	$559,200	$269,792	$46,417	$157,160	·1,032,569
Expenditures for Other Long-Lived Assets	$33,283	$12,038	$13,341	$58,662	$29,404	$4,971	$20,723	$113,760
Depreciation and Amortization	$16,814	$5,083	$16,083	$37,980	$13,916	$3,662	$22,796	$78,354

2004

	U.S. Segments				European Segment	Other Segments	Eliminations & Corporate Items	Total
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$306,042	$170,526	$128,067	$604,635	$220,756	$97,571	$ –	$922,962
Intersegment Sales	34,210	7,574	24,794	66,578	17,680	1,415	(85,673)	–
Total Revenue	$340,252	$178,100	$152,861	$671,213	$238,436	$98,986	$ (85,673)	$922,962
Direct Contribution to Profit	$93,945	$86,310	$41,749	$222,004	$74,585	$22,218	–	$318,807
Shared Services and Admin. Costs (a)								($189,428)
Operating Income								129,379
Interest Expense and Other, Net								(4,269)
Income Before Taxes								$125,110
Total Assets	$395,550	$56,277	$113,614	$565,441	$237,976	$39,146	$156,383	$998,946
Expenditures for Long-Lived Assets	$26,822	$11,620	$11,150	$49,592	$15,642	$4,445	$22,039	$91,718
Depreciation and Amortization	$16,728	$4,276	$13,904	$34,908	$13,013	$3,037	$20,409	$71,367

2003

	U.S. Segments				European Segment	Other Segments	Eliminations & Corporate Items	Total
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$289,090	$160,017	$124,017	$573,124	$194,326	$86,521	$ –	$853,971
Intersegment Sales	32,873	8,191	24,203	65,267	16,156	793	(82,216)	–
Total Revenue	$321,963	$168,208	$148,220	$638,391	$210,482	$87,314	$ (82,216)	$853,971
Direct Contribution to Profit	$87,354	$77,937	$39,938	$205,229	$69,191	$16,278	–	$290,698
Shared Services and Admin. Costs (a)								($167,972)
Unusual Items (b)								(2,465)
Operating Income								120,261
Interest Expense and Other, Net								(7,702)
Income Before Taxes								$112,559
Total Assets	$391,075	$55,868	$117,165	$564,108	$228,013	$36,565	$143,554	$972,240
Expenditures for Other Long-Lived Assets	$35,218	$9,258	$13,812	$58,288	$26,150	$3,602	$37,516	$125,556
Depreciation and Amortization	$16,849	$4,130	$12,650	$33,629	$10,054	$2,403	$16,877	$62,963

(a) Shared Services and Administrative Costs (in thousands):

	2005	2004	2003
Distribution	**$47,631**	$47,570	$45,680
Information Technology	**55,147**	51,918	42,427
Finance	**33,880**	29,900	27,919
Other Administration	**61,808**	60,040	51,946
Total	**$198,466**	$189,428	$167,972

(b) Relocation related expenses

Intersegment sales are generally made at a fixed discount from list price. Shared services costs are not allocated, as they support the Company's worldwide operations. Corporate assets primarily consist of cash and cash equivalents, deferred tax benefits, and certain property and equipment. Export sales, principally STM journals, from the United States to unaffiliated international customers amounted to approximately $67.7 million, $68.8 million, and $75.6 million in fiscal years 2005, 2004, and 2003, respectively. The pretax income for consolidated operations outside the United States was approximately $45.5 million, $41.9 million, and $37.0 million in 2005, 2004, and 2003, respectively.

Worldwide revenue for the Company's core businesses was as follows (in thousands):

	2005	2004	2003
Professional/Trade	**$411,432**	$393,134	$369,115
Scientific, Technical, and Medical	**372,122**	340,235	308,554
Higher Education	**190,494**	189,593	176,302
Total	**$974,048**	$922,962	$853,971

Revenue from external customers based on the location of the customer and long-lived assets by geographic area was as follows:

Dollars in thousands	Revenue			Long-Lived Assets		
	2005	2004	2003	**2005**	2004	2003
United States	**$576,521**	$567,341	$524,394	**$450,159**	$461,039	$468,763
United Kingdom	**73,428**	67,821	56,285	**81,041**	61,712	55,941
Germany	**69,964**	57,018	56,826	**143,349**	138,311	135,553
Australia	**38,025**	34,241	27,849	**9,640**	6,699	5,690
Canada	**37,994**	33,918	33,063	**3,543**	2,097	1,651
Other Countries	**178,116**	162,623	155,554	**1,634**	1,742	1,730
Total	**$974,048**	$922,962	$853,971	**$689,366**	$671,600	$669,328

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED APRIL 30, 2005, 2004, AND 2003

(Dollars in thousands)

Description	Balance at Beginning of Period	Additions/(Deductions) Charged to Cost & Expenses	Additions/(Deductions) From Acquisitions (3)	Deductions From Reserves	Balance at End of Period
Year Ended April 30, 2005					
Allowance for sales returns[1]	$ 63,752	$101,030	$ –	$108,121	$ 56,661
Allowance for doubtful accounts	$ 11,378	$ 1,861	$ –	$ 5,959[2]	$ 7,280
Allowance for inventory obsolescence	$ 25,915	$ 20,342	$ 341	$ 22,429	$ 24,169
Year Ended April 30, 2004					
Allowance for sales returns[1]	$ 65,130	$107,956	$ –	$109,334	$ 63,752
Allowance for doubtful accounts	$ 9,546	$ 2,861	$ –	$ 1,029[2]	$ 11,378
Allowance for inventory obsolescence	$ 25,719	$ 23,301	$ (18)	$ 23,087	$ 25,915
Year Ended April 30, 2003					
Allowance for sales returns[1]	$ 67,816	$105,404	$ –	$108,090	$ 65,130
Allowance for doubtful accounts	$ 17,008	$ 1,590	$ (7,326)	$ 1,726[2]	$ 9,546
Allowance for inventory obsolescence	$ 32,090	$ 18,822	$ (298)	$ 24,895	$ 25,719

(1) Allowance for sales returns represents anticipated returns net of inventory and royalty costs.
(2) Accounts written off, less recoveries.
(3) Subsequent purchase accounting adjustment primarily associated with the acquisition of Hungry Minds.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in alerting them on a timely basis to information required to be included in our submissions and filings with the SEC.

Management's Report on Internal Control over Financial Reporting: Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of April 30, 2005.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, (1)on our management's assessment of the effectiveness of our internal controls over financial reporting and (2) on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting: There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during our fourth fiscal quarter of 2005.

Item 9B. Other Information

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The name, age and background of each of our directors nominated for election are contained under the caption "Election of Directors" in our Proxy Statement for our 2005 Annual Meeting of Shareholders and are incorporated herein by reference.

Information on the beneficial ownership reporting for our directors and executive officers is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2005 Annual Meeting of Shareholders and is incorporated herein by reference.

Information on our audit committee financial experts is contained in our Proxy Statement for our 2005 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

Information on the Audit Committee Charter is contained in our Proxy Statement for our 2005 Annual Meeting of Shareholders under the caption "Audit Committee Charter – Exhibit A" and is incorporated herein by reference.

Information with respect to the Company's corporate governance principles is contained in our Proxy Statement for our 2005 Annual Meeting of Shareholders under the caption "Corporate Governance Principles" and is incorporated herein by reference.

The Company's Corporate Governance Principles, Committee Charters, Business Conduct and Ethics Policy and the Code of Ethics for Senior Financial Officers are published on our web site at www.wiley.com under the "About Wiley--Investor Relations--Corporate Governance" captions. Copies are also available free of charge to shareholders on request to the Corporate Secretary, John Wiley & Sons, Inc., 111 River Street, Hoboken, NJ 07030-5774.

Executive Officers

Set forth below as of April 30, 2005 are the names and ages of all executive officers of the Company, the period during which they have been officers, and the offices presently held by each of them.

Name and Age	Officer Since	Present Office
Peter Booth Wiley 62	2002	Chairman of the Board since September 2002 and a Director
William J. Pesce 54	1989	President and Chief Executive Officer and a Director since May 1, 1998 (previously Chief Operating Officer; Executive Vice President, Educational and International Group)

Ellis E. Cousens 53	2001	Executive Vice President and Chief Financial and Operations Officer since March 2001 (previously Senior Vice President, Chief Financial Officer of Bookspan, a Bertelsmann AG joint venture, from March 2000; Vice President, Finance and Strategic Planning, of Bertelsmann AG from March 1999; Vice President, Chief Financial Officer of BOL.com, a subsidiary of Bertelsmann AG, from August 1998)
Stephen A. Kippur 58	1986	Executive Vice President; and President, Professional and Trade Publishing, since July 1998 (previously Executive Vice President and Group President, Professional, Reference and Trade)
William Arlington 56	1990	Senior Vice President, Human Resources, since June 1996
John Jarvis 58	1996	Senior Vice President, Wiley Europe, since 1996
Timothy B. King 65	1996	Senior Vice President, Planning and Development, since June 1996
Bonnie E. Lieberman 57	1990	Senior Vice President, Higher Education, since 1996
Gary M. Rinck 53	2004	Senior Vice President, General Counsel, since March 2004 (previously Group General Counsel of Pearson PLC, from 2000, Managing Partner of the London office of Morrison & Foerster from 1995.)
Stephen M. Smith 50	1995	Senior Vice President, International Development and Director of Professional and Trade Publishing, Since 1995
Eric A. Swanson 57	1989	Senior Vice President, Scientific, Technical and Medical, since 1996
Deborah E. Wiley 59	1982	Senior Vice President, Corporate Communications, since June 1996
Walter Conklin 61	1988	Vice President, Treasurer, since 1988
Edward J. Melando 49	2002	Vice President, Corporate Controller, since April 2002 (previously Vice President, Corporate Controller of Journal Register Company from August 2000; Corporate Controller of Asarco Incorporated, from April 1999)
Josephine Bacchi 58	1992	Corporate Secretary, since 1992

Each of the other officers listed above will serve until the next organizational meeting of the Board of Directors of the Company and until each of the respective successors is duly elected and qualified. Deborah E. Wiley is the sister of Peter Booth Wiley. There is no other family relationship among any of the aforementioned individuals.

Item 11. Executive Compensation

Information on compensation of our directors and executive officers is contained in our Proxy Statement for our 2005 Annual Meeting of Shareholders under the captions "Directors' Compensation" and "Executive Compensation," respectively, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is contained in the Company's Proxy Statement for our 2005 Annual Meeting of Shareholders under the caption "Beneficial Ownership of Directors and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accountant Fees and Services

Information required by this item is contained in the Company's Proxy Statement for our 2005 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Financial Statements and Schedules

Financial Statements and Schedules are listed in the attached index on page 6 and are filed as part of this Report.

(b) Reports on Form 8-K

Earnings release on the third quarter fiscal 2005 results issued on form 8-K dated March 4, 2005, which included certain condensed financial statements of the Company.

Earnings release on the fiscal year 2005 results issued on form 8-K dated June 14, 2005, which included certain condensed financial statements of the Company.

(c) Exhibits

2.1 Agreement and Plan of Merger dated as of August 12, 2001, among the Company, HMI Acquisition Corp. and Hungry Minds, Inc. (incorporated by reference to the Company's Report on Form 8-K dated as of August 12, 2001).

3.1 Restated Certificate of Incorporation (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1992).

3.2 Certificate of Amendment of the Certificate of Incorporation dated October 13, 1995 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1997).

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

3.4 Certificate of Amendment of the Certificate of Incorporation dated as of September 1999 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1999).

3.5 By-Laws as Amended and Restated dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

10.1 $300,000,000 Credit Agreement dated as of September 21, 2001, among the Company and the Lenders From Time to Time Parties Hereto, UBS AG Stamford Branch, as Administrative Agent and UBS Warburg LLC, as Arranger (incorporated by reference to the Company's Report on Schedule TO/A Amendment No. 5 dated September 21, 2001).

10.2 Credit Agreement dated as of November 15, 1996 among the Company, the Banks from time to time parties hereto, and Morgan Guaranty Trust Company of New York, as Agent (incorporated by reference to the Company's report on Form 10-Q for the quarterly period ended October 31, 1996).

10.3 Agreement of Lease dated as of August 4, 2000, between, Block A South Waterfront Development L.L.C., as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2000).

10.4 Summary of Lease Agreement dated as of March 4, 2005, between, Investa Properties Limited L.L.C. as Landlord, and the Company, as Tenant (filed as an exhibit to the Company's Report on Form 10-K for the year ended April 30, 2005).

10.5 Director Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement date August, 2004).

10.6 Executive Annual Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.7 2004 Key Employee Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.9 Senior executive employment Agreement to Arbitrate dated as of April 29, 2003.

10.10 Senior executive Non-competition and Non-disclosure Agreement dated as of April 29, 2003

10.11 1990 Director Stock Plan as Amended and Restated as of June 22, 2001 (incorporated By reference to the Company's Definitive Proxy Statement dated August 8, 2001)

10.12 1989 Supplemental Executive Retirement Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1989).

10.13 Form of the Fiscal Year 2005 Qualified Executive Long Term Incentive Plan (filed as an exhibit to the Company's Report on Form 10-K).

10.14 Form of the Fiscal Year 2005 Qualified Executive Annual Incentive Plan (filed as an exhibit to the Company's Report on Form 10-K).

10.15 Form of the Fiscal Year 2005 Executive Annual Strategic Milestones Incentive Plan (filed as an exhibit to the Company's Report on Form 10-K).

10.16 Form of the Fiscal Year 2004 Qualified Executive Long Term Incentive Plan (filed as an exhibit to the Company's Report on Form 10-K).

10.17 Form of the Fiscal Year 2004 Qualified Executive Annual Incentive Plan (filed as an exhibit to the Company's Report on Form 10-K).

10.18 Form of the Fiscal Year 2004 Executive Annual Strategic Milestones Incentive Plan (filed as an exhibit to the Company's Report on Form 10-K).

10.19 Form of the Fiscal Year 2003 Qualified Executive Long Term Incentive Plan (filed as an exhibit to the 10K report).

10.20 Form of the Fiscal Year 2003 Qualified Executive Annual Incentive Plan (filed as an exhibit to the 10K report).

10.21 Form of the fiscal year 2003 Executive Annual Strategic Milestones Incentive Plan (filed as an exhibit to the 10K report).

10.22 Senior executive Employment Agreement dated as of March 1, 2003, between William J. Pesce and the Company.

10.23 Senior executive Employment Agreement dated as of March 1, 2003, between Stephen A. Kippur and the Company.

10.24 Senior executive Employment Agreement dated as of March 1, 2003, between Ellis E. Cousens and the Company.

10.25 Senior executive Employment Agreement letter dated as of March 1, 2003, between Timothy B. King and the Company.

10.26 Senior executive Employment Agreement letter dated as of March 15, 2004, between Gary M. Rinck and the Company (filed as an exhibit to the fiscal year 2004 10K report).

22 List of Subsidiaries of the Company.

23 Consent of Independent Registered Public Accounting Firm (included in this report as listed in the attached index).

98 Certifications by the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99 Certifications by the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOHN WILEY & SONS, INC.
(Company)

By: /s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

By: /s/ Edward J. Melando
Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

Dated: July 7, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons constituting directors of the Company on July 7, 2005.

/s/ Warren J. Baker	/s/ Henry A. McKinnell
Warren J. Baker	Henry A. McKinnell
/s/ Larry Franklin	/s/ William J. Pesce
Larry Franklin	William J. Pesce
/s/ Kim Jones	/s/ William B. Plummer
Kim Jones	William B. Plummer
/s/ Mathew S. Kissner	/s/ Bradford Wiley II
Mathew S. Kissner	Bradford Wiley II
/s/ John L. Marion, Jr.	/s/ Peter Booth Wiley
John L. Marion, Jr.	Peter Booth Wiley

Exhibit 98.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Pesce, certify that:

I have reviewed this annual report on Form 10-K of John Wiley & Sons, Inc.;

- Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

- Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented.

- The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and we have:

  a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
  b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
  c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
  d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

- The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the board of directors:

  a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
  b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

By: /s/ William J. Pesce

William J. Pesce

President and Chief Executive Officer

Dated: July 7, 2005

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ellis E. Cousens, certify that:

I have reviewed this annual report on Form 10-K of John Wiley & Sons, Inc.;

- Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

- Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented

- The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and we have:

  a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
  b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
  c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
  d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

- The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the board of directors:

  a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
  b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer
Dated: July 7, 2005

SUBSIDIARIES OF JOHN WILEY & SONS, INC.[1]

	Jurisdiction in Which Incorporated
John Wiley & Sons International Rights, Inc.	Delaware
JWS HQ, LLC	New Jersey
JWS DCM, LLC	New Jersey
Wiley-Liss, Inc.	Delaware
Wiley Publishing Services, Inc.	Delaware
Wiley Periodicals, Inc.	Delaware
Wiley Subscription Services, Inc.	Delaware
John Wiley & Sons (Asia) Pte Ltd.	Singapore
John Wiley & Sons Australia, Ltd	Australia
John Wiley & Sons Canada Limited	Canada
John Wiley & Sons (HK) Limited	Hong Kong
Wiley Europe Limited	England
Wiley Heyden Ltd	England
Wiley Europe (S.A.R.L.)	France
Wiley Distribution Services Limited	England
John Wiley & Sons Ltd.	England
InPharm-Internet Services Limited	England
Wiley HMI Holdings, Inc.	Delaware
Wiley Europe Investment Holdings Ltd	England
Wiley Interface Ltd	England
HMI Investment, Inc.	Delaware
Wiley Publishing, Inc.	Delaware
Wiley Dreamtech India Private Limited (65%)	India
Wiley Publishing Australia Pty Ltd	Australia
John Wiley & Sons GmbH	Germany
Wiley InterScience GmbH	Germany
Verlag Chemie GmbH	Germany
Wiley-VCH Verlag GmbH & Co. KGaA	Germany
Wiley-GIT Publishers GmbH	Germany
GIT Verlag GmbH & Co. KG	Germany
Wiley Fachverlag GmbH	Germany
Wilhelm Ernst & Sohn Verlag fuer Architectur und technische Wissenschaften GmbH & Co. KG	Germany
Verlag Helvetica Chimica Acta AG	Switzerland
Wiley-VCH Verlag Schweiz AG	Switzerland
Physik Verlag GmbH (52%)	Germany
WWL, Inc.	Delaware
Wiley-Japan Y.K.	Japan

---

[1] The names of other subsidiaries that would not constitute a significant subsidiary in the aggregate have been omitted. All subsidiaries are wholly owned unless indicated parenthetically.

CERTIFICATION PURSUANT TO
U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, William J. Pesce and Ellis E. Cousens, certify that:

The Annual Report on Form 10-K of John Wiley & Sons, Inc. (the "Company"), for the period ending April 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934, fully complies with the requirements of those sections.

We further certify that, based on our knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

Dated: July 7, 2005

/s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated: July 7, 2005

Wiley leadership team















(From top, left to right)
William J. Pesce
Ellis E. Cousens
Stephen A. Kippur
William J. Arlington
Timothy B. King
Gary M. Rinck
Deborah E. Wiley
Warren Fristensky
Dr. John Jarvis
Clifford Kline
Bonnie Lieberman
Stephen M. Smith
Eric A. Swanson

Corporate Governance Principles To promote the best corporate governance practices, John Wiley & Sons, Inc., adheres to the Corporate Governance Principles set forth at the Corporate Governance section on wiley.com and in the Company's Proxy (online at http://www.wiley.com/go/communications). Many of these Principles have been in effect for more than a decade. The Board of Directors and management believe that these Principles, which are consistent with the requirements of the Securities and Exchange Commission and the New York Stock Exchange, are in the best interests of the Company, our shareholders, and other stakeholders, including colleagues, authors, customers, and suppliers. The Board is responsible for ensuring that the Company has a management team capable of representing these interests and of achieving superior business performance.

CORPORATE OFFICERS

Peter Booth Wiley
Chairman of the Board

William J. Pesce
President and Chief Executive Officer

Ellis E. Cousens
Executive Vice President
Chief Financial and Operations Officer

Stephen A. Kippur
Executive Vice President
and President
Professional/Trade

William J. Arlington
Senior Vice President
Human Resources

Timothy B. King
Senior Vice President
Planning and Development

Gary M. Rinck
Senior Vice President
and General Counsel

Deborah E. Wiley
Senior Vice President
Corporate Communications

Edward J. Melando
Vice President
Corporate Controller
Chief Accounting Officer

Josephine A. Bacchi
Corporate Secretary

Walter J. Conklin
Vice President and Treasurer

BUSINESS AND OTHER OFFICERS

Warren Fristensky
Senior Vice President
Information Technology
Chief Information Officer

Dr. John Jarvis
Senior Vice President, Europe
Managing Director
Wiley Europe Limited

Clifford Kline
Senior Vice President
Customer and Product Support Operations

Bonnie Lieberman
Senior Vice President
and General Manager
Higher Education

Stephen M. Smith
Senior Vice President
International Development
Publishing Director
Professional/Trade
Wiley Europe Limited

Eric A. Swanson
Senior Vice President
and General Manager
Scientific, Technical, and Medical

Dr. Manfred Antoni
Managing Director
Wiley-VCH

Peter C. Donoughue
Managing Director
John Wiley & Sons Australia, Ltd.

Mark Allin
Managing Director
John Wiley & Sons, Asia

Steven Miron
Vice President
John Wiley & Sons, Asia
General Manager,
Global STM Books

Bill Zerter
Chief Operating Officer
John Wiley & Sons Canada, Ltd.

CORPORATE INFORMATION

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone. 800.368.5948
Email. info@rtco.com
Web site. www.rtco.com

Independent Public Accountants
KPMG LLP
345 Park Avenue
New York, NY 10154

Annual Meeting
To be held on Thursday, September 15, 2005, at 9:30 A.M. local time, at Company Headquarters, 111 River Street, Hoboken, NJ 07030-5774.

Form 10K
Available from J. Bacchi
Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Email. invest@wiley.com

Dividends
On June 16, 2005, the Board of Directors approved a quarterly dividend of $0.09 per share on both Class A Common and Class B Common shares, payable on July 18, 2005, to shareholders of record as of July 5, 2005.

Employment
John Wiley & Sons, Inc., is an equal opportunity employer.

Corporate Headquarters & Main Editorial Offices
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Telephone. 201.748.6000
Facsimile. 201.748.6088
Email. info@wiley.com
Web site. www.wiley.com

U.S. Distribution Center
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875-1272
Telephone. 800.225.5945
Facsimile. 732.302.2300
Email. custserv@wiley.com

U.S. Customer Care Operations
Trade & Wholesale
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875
Telephone. 800.225.5945
(Prompt 1)

Consumer
John Wiley & Sons, Inc.
10475 Crosspoint Blvd.
Indianapolis, IN 46256
Telephone. 800.434.3422

Consumer Technical Support
Telephone. 317.572.3994
(Prompt 2)

Canada
John Wiley & Sons Canada, Ltd.
5353 Dundas Street West
Suite 400
Toronto, Ontario M9B 6H8
Canada
Telephone. 416.236.4433
Facsimile. 416.236.4447
Email. canada@wiley.com

Europe
Wiley Europe Limited
The Atrium
Southern Gate, Chichester
West Sussex PO19 8SQ
England
Telephone. 44.1243.779777
Facsimile. 44.1243.775878
Email. customer@wiley.co.uk

Wiley-VCH
Boschstrasse 12
D-69469 Weinheim,
Germany
Telephone. 49.6201.6060
Facsimile. 49.6201.606328
Email. info@wiley-vch.de

Australia
John Wiley & Sons Australia, Ltd.
42 McDougall Street
Milton, Queensland 4064
Australia
Telephone. 61.7.3859.9755
Facsimile. 61.7.3859.9715
Email. brisbane@johnwiley.com.au

Singapore
John Wiley & Sons (Asia) Pte. Ltd.
2 Clementi Loop #02-01
Singapore 129809
Telephone. 65.64632400
Facsimile. 65.64634605
Email. enquiry@wiley.com.sg.

This document is a publication of Wiley's Corporate Communications Department.

An electronic version of this report is available online at www.wiley.com. Quarterly earnings results will also be posted on the site on the day they are issued; anyone who wishes to receive a print copy of any of the quarterly earnings press releases should contact J. Bacchi at the address listed on this page.

Susan Spilka Corporate Communications Director · **Bernhardt Fudyma Design Group** Concept and Design · **Ron Levine** Cover and Portrait Photography
Spencer Jones Product Photography · **TanaSeybert** Printing · Many thanks to Toni Chow for her help with the cover photo.



JOHN WILEY & SONS, INC.
111 River Street
Hoboken, NJ 07030-5774
201.748.6000
www.wiley.com